Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

CDRSVM TOPCO, INC.,

CDRSVM ACQUISITION CO., INC.

AND

THE SERVICEMASTER COMPANY

DATED AS OF MARCH 18, 2007

TABLE OF CONTENTS

ARTICLE I
DEFINITIONS; INTERPRETATION

		Page
Section 1.1	Definitions	2
Section 1.2	Interpretation	9

ARTICLE II
THE MERGER

Section 2.1	The Merger	10
Section 2.2	Closing	10
Section 2.3	Effective Time	10
Section 2.4	Effects of the Merger	10
Section 2.5	Certificate of Incorporation and By-laws; Officers and Directors.	11

ARTICLE III
EFFECT OF THE MERGER ON THE STOCK OF THE CONSTITUENT
CORPORATIONS; SURRENDER OF CERTIFICATES

Section 3.1	Effect on Stock	11
Section 3.2	Surrender of Certificates	12

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

A-i

TABLE OF CONTENTS

(continued)

Page
Section 4.23	Brokers	24

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1	Conduct of Business by the Company Pending the Merger	28
Section 6.2	No Solicitation	30
Section 6.3	Conduct of Parent and Sub Pending the Merger	32

ARTICLE VII
ADDITIONAL AGREEMENTS

ARTICLE VIII
CONDITIONS PRECEDENT

Section 8.1	Conditions to Each Party’s Obligation to Effect the Merger	44
Section 8.2	Conditions to the Obligations of the Company to Effect the Merger	45
Section 8.3	Conditions to the Obligations of Parent and Sub to Effect the Merger	46

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ARTICLE IX
TERMINATION AND AMENDMENT

ARTICLE X
GENERAL PROVISIONS

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 18, 2007 (this “Agreement”), among CDRSVM Topco, Inc., a Delaware corporation (“Parent”), CDRSVM Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), and The ServiceMaster Company, a Delaware corporation (the “Company”) (Sub and the Company being hereinafter collectively referred to as the “Constituent Corporations”).  Except as otherwise set forth herein, capitalized (and certain other) terms used herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” or the “Shares”), other than Dissenting Shares (as defined herein) and Shares owned directly or indirectly by Parent or the Company, will be converted into the right to receive cash as set forth herein;

WHEREAS, the respective Boards of Directors of the Company and Sub have each determined that this Agreement and the Merger are advisable and in the best interests of their respective stockholders and recommended that their respective stockholders adopt this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of BAS Capital Funding Corporation, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., CGI CPE LLC, Clayton, Dubilier & Rice Fund VII, L.P., Clayton Dubilier & Rice Fund VII (Co-Investment), L.P. and J.P. Morgan Ventures Corporation (the “Guarantors”) is entering into a guaranty with the Company in the form attached hereto as Exhibit A (the “Guaranty”) pursuant to which the Guarantors are guaranteeing certain obligations of Parent and Sub in connection with this Agreement; and

WHEREAS, each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, each of Parent, Sub and the Company hereby agrees as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1  Definitions.  As used in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms.

“Acquisition Agreement” has the meaning set forth in Section 6.2(c).

“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries Controls, is Controlled by or is under Common Control with such Person.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Benefit Plan” means any material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, stock appreciation, restricted stock or other material employee benefit plan providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or, in the case of any stock purchase plan, any franchisee or employee of a franchisee.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“By-laws” has the meaning set forth in Section 2.5(b).

“Certificate” has the meaning set forth in Section 3.1(c).

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986.

“Commitment Letter” has the meaning set forth in Section 5.7.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 7.1(e).

“Company Awards” means, collectively, Company Stock Options, Company SARs and Company Stock Units.

“Company Common Stock” has the meaning set forth in the first recital of this Agreement.

“Company Credit Agreement” means the $500,000,000 Credit Agreement, dated as of May 19, 2004, as amended as of May 6, 2005, among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A. and Bank of America, N.A. as syndication agents, SunTrust Bank as administrative agent, and U.S. Bank National Association and Wachovia Bank, N.A. as documentation agents.

“Company DCP” has the meaning set forth in Section 7.1(f).

“Company Employment Agreement” has the meaning set forth in Section 4.13(b).

“Company Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property of the Company or any of its Subsidiaries.

“Company Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds all or any portion of any Company Leased Real Property.

“Company Letter” means the letter from the Company to Parent dated the date hereof, which letter relates to this Agreement and is designated therein as the Company Letter.

“Company Lines of Credit” means, collectively, (i) the Company’s $20,000,000 line of credit with Banca Di Roma, as evidenced by that certain letter agreement, dated as of January 21, 2005, between the Company and Banca Di Roma, (ii) the Company’s $25,000,000 line of credit with Wells Fargo Bank, National Association, as evidenced by that certain Agreement, dated as of May 18, 2005, between the Company and Wells Fargo Bank, National Association, and (iii) the Company’s $15,000,000 line of credit with Regions Bank, as evidenced by the Negotiated Rate Promissory Note, dated as of November 9, 2005, between the Company and Regions Bank, in each case as amended or extended prior top the date hereof.

“Company Material Contract” has the meaning set forth in Section 4.16.

“Company Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary of the Company.

“Company Permits” has the meaning set forth in Section 4.9.

“Company Preferred Stock” has the meaning set forth in Section 4.3(a).

“Company Real Property” means, collectively, the Company Leased Real Property and the Company Owned Real Property.

“Company Restricted Shares” has the meaning set forth in Section 4.3(d).

“Company SARs” has the meaning set forth in Section 4.3(b)(v).

“Company SEC Documents” has the meaning set forth in Section 4.6.

“Company Stock Incentive Plans” means the Company’s 2003 Equity Incentive Plan, 2001 Directors Stock Plan, 2000 Equity Incentive Plan, 1998 Non-Employee Directors Discounted Stock Option Plan, 1998 Equity Incentive Plan, 10 Plus Option Plan, 1997 Share Option Plan, 1994 Non-Employee Directors Share Option Plan, 1996 Incentive Plan of American Residential Services, Inc., LandCare USA, Inc. 1998 Long-Term Incentive Plan and WeServeHomes.com, Inc. 2000 Stock Option/Stock Issuance Plan.

“Company Stock Options” has the meaning set forth in Section 4.3(b)(iii).

“Company Stock Purchase Plans” means the Company’s 2004 Employee Stock Purchase Plan and the Franchisee Share Purchase Plan.

“Company Stock Units” has the meaning set forth in Section 4.3(b)(vi).

“Company Stockholder Approval” has the meaning set forth in Section 7.3(a).

“Company Termination Fee” has the meaning set forth in Section 7.5(b).

“Confidentiality Agreement” has the meaning set forth in Section 7.4.

“Constituent Corporations” has the meaning set forth in the introductory paragraph of this Agreement.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The terms “Controlled by,” “under Common Control with” and “Controlling” have correlative meanings.

“Current Premium” has the meaning set forth in Section 7.9(b).

“D&O Insurance” has the meaning set forth in Section 7.9(b).

“Debt Financing” has the meaning set forth in Section 5.7.

“DGCL” means the General Corporation Law of the State of Delaware.

“Directors Plan” has the meaning set forth in Section 7.1(g).

“Dissenting Shares” has the meaning set forth in Section 3.1(d).

“Dissenting Stockholder” has the meaning set forth in Section 3.1(d).

“Effective Time” has the meaning set forth in Section 2.3.

“Environmental Law” means any applicable statute, law, ordinance, regulation, rule, judgment, decree or order of any Governmental Entity relating to any matter of pollution, protection of human health and the environment or environmental regulation or control or regarding Hazardous Substances.

“Environmental Permits” means any permit, approval, authorization, license, variance or permission required from a Governmental Entity under any applicable Environmental Laws.

“Equity Funding Letters” has the meaning set forth in Section 5.7.

“Equity Interest” has the meaning set forth in Section 6.1(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Benefit Plan” means a U.S. Benefit Plan maintained as of the date of this Agreement that is also an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or that is also an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“Exchange Rights Agreement” means the Exchange Rights Agreement  referred to in Section 4.3(b) of the Company Letter

“Expenses” means documented and reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Merger or the consummation of any of the transactions contemplated by this Agreement, including all documented and reasonable fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent.

“Financing” has the meaning set forth in Section 5.7.

“GAAP” means United States generally accepted accounting principles.

“Goldman Sachs” means Goldman, Sachs & Co.

“Governmental Entity” means any federal, state, local or foreign government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational, any stock exchange or any self-regulating entity supervising, organizing and supporting any stock exchange.

“Greenhill” means Greenhill & Co., LLC.

“Guarantors” has the meaning set forth in the third recital of this Agreement.

“Guaranty” has the meaning set forth in the third recital of this Agreement.

“Hazardous Substance” means any material defined as toxic or hazardous, including any petroleum and petroleum products, under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Person” has the meaning set forth in Section 7.9(a).

“Intellectual Property” means all trademarks, service marks, trade names, trade dress, including all goodwill associated with the foregoing, domain names, copyrights, software and computer programs, internet web sites, mask works and other semiconductor chip rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, patents and patent applications and rights, trade secrets and all similar intellectual property rights.

“Intervening Event” means a material event relating to the Company and its Subsidiaries taken as a whole (other than an increase in the market price of the Company Common Stock and any event resulting from a breach of this Agreement by the Company or any of its Subsidiaries) that was neither known to the Board of Directors of the Company nor reasonably foreseeable as of or prior to the date hereof (and not relating to or resulting from any Takeover Proposal), which becomes known to the Company prior to the Company Stockholder Approval.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means the actual knowledge of the officers of the Company set forth in Section 1.1 of the Company Letter or the officers of Parent set forth in Section 1.1 of the Parent Letter, as the case may be.

“Liens” means any pledges, claims, liens, charges, encumbrances, defects of title, restrictions on transfer,  and security interests of any kind or nature whatsoever, except in the case of securities, for limitations on transfer imposed by federal or state securities laws.

“Marketing Period” has the meaning set forth in Section 7.12(a).

“Material Adverse Change” or “Material Adverse Effect” means, when used in connection with the Company or Parent, as the case may be, any change, effect or circumstance that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, or Parent and its Subsidiaries taken as a whole, as the case may be; provided, however, that to the extent any change, effect or circumstance is caused by or results from any of the following, it shall not be taken into account in determining whether there has been a “Material Adverse Change” or “Material Adverse Effect” with respect to the Company or Parent, as the case may be:  (i) except with respect to the representations and warranties set forth in Section 4.5 or Section 5.3, the announcement of the execution of this Agreement (including losses or threatened losses of the relationships of the Company or any of its Subsidiaries with customers, distributors, suppliers or franchisees), actions contemplated by this Agreement or the performance of obligations under this Agreement, (ii) the identity of Parent or any of its Affiliates as the acquiror of the Company, (iii) changes affecting the United States economy or financial or securities markets as a whole or changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries conduct their business, (iv) failure to meet internal or analyst financial forecasts, (v) any change in the market price or trading volume of the equity securities of the Company on or after the date hereof, (vi) the suspension of trading in securities generally on the NYSE or the American Stock Exchange or the Nasdaq National Market, (vii) any change in any applicable law, rule or regulation or GAAP or interpretation thereof after the date hereof, (viii) the availability or cost of financing to Parent or Sub, and (ix) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States of America or any part thereof, except (A) in the case of the foregoing clause (iii) only, to the extent such changes do not materially disproportionately impact the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and its Subsidiaries conduct their business and (B) the events underlying changes, effects and circumstances described in the foregoing clauses (iv) and (v) are not included within the scope of such clauses.

“Merger” has the meaning set forth in the first recital of this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.1(c).

“Morgan Stanley” means Morgan Stanley & Co. Incorporated.

“New Financing Commitments” has the meaning set forth in Section 7.12(a).

“NYSE” means The New York Stock Exchange, Inc.

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Parent Letter” means the letter from Parent to the Company dated the date hereof, which letter relates to this Agreement and is designated therein as the Parent Letter.

“Parent Termination Fee” has the meaning set forth in Section 7.5(c).

“Paying Agent” has the meaning set forth in Section 3.2(a).

“Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“principal executive officer” has the meaning set forth in Section 4.6(b).

“principal financial officer” has the meaning set forth in Section 4.6(b).

“Proxy Statement” has the meaning set forth in Section 4.8.

“Qualifying Confidentiality Agreement” means an executed agreement with provisions requiring any Person receiving nonpublic information with respect to the Company, which provisions to keep such information confidential are no less restrictive in the aggregate to such Person than the Confidentiality Agreement is to Parent, its Affiliates, and their respective personnel and representatives (it being understood that such agreement with such Person need not have comparable standstill provisions), provided that no such confidentiality agreement shall conflict with any rights of Parent or Sub or obligations of the Company and its Subsidiaries under this Agreement.

“Required Financial Information” has the meaning set forth in Section 7.12(b).

“Retained Employees” has the meaning set forth in Section 7.1(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” has the meaning set forth in the first recital of this Agreement.

“Solvent” when used with respect to any Person means that, as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iv) such Person will be able to pay its debts as they mature. For purposes of this definition, (a) “debt” means liability on a “claim,” and (b) “claim” means any (1) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (2) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

“Stockholders Meeting” has the meaning set forth in Section 7.3(a).

“Sub” has the meaning set forth in the introductory paragraph of this Agreement.

“Subsidiary” of any Person means another Person, of which securities or ownership interests (i) having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or (ii) representing at least 50% of such securities or ownership interests are at the time directly or indirectly owned by such first Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written proposal or offer from any Person (other than Parent and its Affiliates) not solicited in violation of Section 6.2(a) relating to any direct or indirect acquisition or purchase, for consideration consisting of cash and/or securities, of 50% or more of the consolidated assets of the Company and its Subsidiaries or more than 50% of the voting power of the Shares then outstanding, including by means of any tender or exchange offer that if consummated would result in any Person (other than Parent and its Affiliates) beneficially owning Shares with more than 50% of the voting power of the Shares then outstanding and, in each case, that is on terms that the Board of Directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation, such as Goldman Sachs, Greenhill or Morgan Stanley) to be more favorable to the Company’s stockholders than the transactions contemplated hereby, taking into account all relevant aspects of such offer (in comparison with the terms of this Agreement and any revised offer by Parent), including financial considerations (including additional transaction costs and the effect of any termination fee, expenses or amounts payable hereunder) and the likelihood that the proposed transaction would be consummated.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) relating to (i) any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its Subsidiaries or 20% or more of the voting power of the Shares then outstanding, including any tender offer or exchange offer that if consummated would result in any Person (other than Parent and its Affiliates) beneficially owning Shares with 20% or more of the voting power of the Shares then outstanding, or (ii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving the Company pursuant to which any Person or the stockholders of any Person would own 20% or more of any class of equity securities of the Company or of any resulting parent company of the Company, in each case other than the transactions contemplated by this Agreement.

“Tax” and “Taxes” means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Date” has the meaning set forth in Section 9.1(b)(i).

“Terminix International” means The Terminix International Company, L.P., a Delaware limited partnership.

“Transfer Taxes” has the meaning set forth in Section 7.7.

Section 1.2  Interpretation.  For purposes of this Agreement, (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” (ii) the word “or” is not exclusive and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and

“hereunder” refer to this Agreement as a whole.  Unless the context otherwise requires, a reference herein:  (i) to an Article or Section means an Article and Section of this Agreement, (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement, (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules or regulations promulgated thereunder and (iv) all references to “dollars” or “$” or any similar reference or designation contained therein means United States dollars.  Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement.

ARTICLE II
THE MERGER

Section 2.1  The Merger.  Upon the terms and subject to the conditions hereof, and in accordance with the DGCL, Sub shall be merged with and into the Company at the Effective Time.  Following the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with Section 259 of the DGCL.

Section 2.2  Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date mutually agreed to by Parent and the Company (the “Closing Date”), which shall be no later than the fifth Business Day after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, unless another date, time or place is agreed to in writing by the parties hereto, provided that notwithstanding the satisfaction or waiver of the conditions set forth in Article VIII, (i) Parent and Sub will not be required to effect the Closing until the earlier of (a) the final day of the Marketing Period and (b) the Termination Date and (ii) the Company shall not be required to effect the Closing without at least five Business Days’ notice specified by Parent.

Section 2.3  Effective Time.  The Merger shall become effective when a Certificate of Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is duly filed with the Secretary of State of the State of Delaware, or at such later time as Sub and the Company shall agree and is specified in the Certificate of Merger.  When used in this Agreement, the term “Effective Time” shall mean the later of the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time established by the Certificate of Merger.  The filing of the Certificate of Merger shall be made as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in Article VIII (but in no event on a date prior to the date of the Closing).

Section 2.4  Effects of the Merger.  The Merger shall have the effects set forth in the DGCL.

Section 2.5  Certificate of Incorporation and By-laws; Officers and Directors.

(a)  The certificate of incorporation of the Surviving Corporation shall be as set forth on Exhibit B hereto, until thereafter changed or amended as provided therein or by applicable law.

(b)  The By-laws of the Company (the “By-laws”), as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided by the certificate of incorporation or by-laws of the Surviving Corporation or by applicable law.

(c)  The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(d)  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III
EFFECT OF THE MERGER ON THE STOCK OF THE
CONSTITUENT CORPORATIONS; SURRENDER OF CERTIFICATES

Section 3.1  Effect on Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of any of Parent, Sub, the Company or the holders of any securities of the Constituent Corporations:

(a)  Capital Stock of Sub.  Each issued and outstanding share of capital stock of Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation.

(b)  Treasury Stock and Parent Owned Stock.  Each Share that is owned by the Company or by any wholly owned Subsidiary of the Company and each Share that is owned by Parent, Sub or any other wholly owned Subsidiary of Parent shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)  Conversion of Shares.  Subject to Section 3.1(d), each Share issued and outstanding (other than Shares to be cancelled in accordance with Section 3.1(b) and Dissenting Shares), shall be cancelled and be converted into the right to receive in cash, without interest, $15.625 per Share (the “Merger Consideration”).  As of the Effective Time, all such Shares shall be cancelled in accordance with this Section 3.1(c), and when so cancelled, shall no longer be outstanding and shall automatically be retired and shall cease to exist, and each holder of a certificate representing any such Shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration for each such Share, without interest.

(d)  Shares of Dissenting Stockholders.  Any issued and outstanding Shares held by a Person (a “Dissenting Stockholder”) who has not voted in favor of or consented to the adoption of this Agreement and the Merger and has complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of their Shares (“Dissenting

Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 3.1(c), but shall be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL.  If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest.  The Company shall give Parent prompt notice of any demands for appraisal of Shares received by the Company.  The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Section 3.2  Surrender of Certificates.  (a)    Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company that shall be reasonably satisfactory to the Company to act as paying agent in the Merger (the “Paying Agent”), and, as of the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent a cash amount in immediately available funds equal to the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (exclusive of any Shares to be cancelled pursuant to Section 3.1(b) and any Dissenting Shares) (the “Exchange Fund”).  Funds made available to the Paying Agent shall be invested by the Paying Agent as directed by Sub or, after the Effective Time, the Surviving Corporation; provided, however, that such investments shall only be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months (it being understood that any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be remitted to Parent).  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

(b)  Exchange Procedure.  As soon as practicable after the Effective Time (and in any event within three (3) Business Days thereof), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or the making of affidavits of loss in lieu thereof) to the Paying Agent and shall be in a form and have such other customary provisions as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration as provided in Section 3.1.  Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent pursuant to such instructions, the holder of such Certificate shall be entitled to receive promptly in exchange therefor the amount of cash, without interest, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 3.1, and the Certificate so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 3.1.  No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate (or an affidavit of loss in lieu thereof).  Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Paying Agent.

(c)  No Further Ownership Rights in Shares.  All Merger Consideration paid upon the surrender of Certificates (or affidavits of loss in lieu thereof) in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d)  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Shares for twelve months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares (other than Shares to be cancelled in accordance with Section 3.1(b) and Dissenting Shares) who have not theretofore complied with this Article III and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of the Merger Consideration to which they are entitled, without interest.

(e)  No Liability.  None of Parent, Sub, the Company or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f)  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the

Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash payment into which the Shares represented by such Certificate shall have been converted pursuant to Section 3.1.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the corresponding section of the Company Letter, it being understood that matters disclosed pursuant to one section of the Company Letter shall be deemed disclosed with respect to any other section of the Company Letter where it is reasonably apparent that the matters so disclosed are applicable to such other section, (ii) as specifically disclosed in the Company SEC Documents filed with or furnished to the SEC on or after December 31, 2005 and prior to the date hereof (excluding any disclosures set forth in any risk factor section or forward looking statements contained therein) or (iii) as expressly contemplated or expressly permitted under this Agreement or any agreement contemplated hereby, the Company hereby represents and warrants to Parent and Sub as follows:

Section 4.1  Organization.  The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, partnership or limited liability company (as the case may be) power and authority to carry on its business as now being conducted, except where the failure to be in good standing or to have such corporate, partnership or limited liability company (as the case may be) power and authority has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.  The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.  The Company has made available to Parent complete and correct copies of the Certificate of Incorporation and the By-laws and the charter and by-laws (or similar organizational documents), as amended through the date hereof,  of each of its Subsidiaries listed in Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

Section 4.2  Subsidiaries.  All of the outstanding shares of capital stock of each Subsidiary of the Company that is a corporation have been validly issued and are fully paid and nonassessable.  All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, free and clear of all Liens.  No shares of preferred stock of any Subsidiary of the Company are issued and outstanding.  Except for the capital stock and other equity interests of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity that is material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.3  Capital Structure.  (a)   The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 11,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”).

(b)  At the close of business on March 15, 2007 (March 16, 2007, in the case of clauses (vi) and (vii)):

(i)  291,683,841 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights;

(ii)  36,278,986 shares of Company Common Stock were held by the Company in its treasury;

(iii)  16,483,895 shares of Company Common Stock were reserved for issuance pursuant to outstanding options to purchase Company Common Stock granted under the Company Stock Incentive Plans or listed in Section 4.3(b)(iii) of the Company Letter (collectively, the “Company Stock Options”);

(iv)  1,555,782 shares of Company Common Stock were reserved for issuance in accordance with the Company Stock Purchase Plans;

(v)  421,190 shares of Company Common Stock were reserved for issuance pursuant to outstanding, free-standing stock appreciation rights with respect to 4,635,375 shares of Company Common Stock granted under the Company Stock Incentive Plans (collectively, the “Company SARs”);

(vi)  47,526 shares of Company Common Stock were reserved for issuance pursuant to outstanding stock units and restricted stock units granted under the Company Stock Incentive Plans (collectively, the “Company Stock Units”); and

(vii)  8,000,000 shares of Company Common Stock were reserved for issuance upon the exchange of Class B Limited Partnership Units in Terminix International pursuant to the Exchange Rights Agreement.

(c)  No shares of Company Preferred Stock are issued and outstanding.

(d)  The Company has delivered to Parent a correct and complete list as of the close of business on March 15, 2007 of (i) each outstanding Company Stock Option, Company SAR and Company Stock Unit and (ii) each outstanding share of restricted Company Common Stock that is still subject to forfeiture conditions (collectively, the “Company Restricted Shares”) granted under the Company Stock Incentive Plans, including the date of grant, exercise price or base price (if applicable), number of shares of Company Common Stock subject thereto, the Company Stock Incentive Plan under which such Company Stock Option, Company SAR, Company Stock Unit or Company Restricted Share, as the case may be, was granted and, with respect to any Company Stock Option or Company SAR, whether it is exercisable and, with respect to any Company Stock Unit, whether it is vested.

(e)  Since the close of business on March 15, 2007, the Company has not issued or reserved for issuance any shares of Company Common Stock other than (i) pursuant to the Company Stock Purchase Plans, (ii) upon the exercise of Company Stock Options or Company SARs reflected in the list referred to in Section 4.3(d) or (iii) upon the settlement of Company Stock Units reflected in the list referred to in Section 4.3(d).

(f)  Except as set forth in Section 4.3(b), as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements, undertakings or contractual rights the value of which are based on the value of the capital stock or other securities of the Company of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries (whether through any convertible or exchangeable securities or otherwise) to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of capital stock or other securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement, undertaking or contractual right.

(g)  As of the date of this Agreement, except pursuant to the Exchange Rights Agreement referred to in Section 4.3(b) of the Company Letter and the terms of the Company Stock Incentive Plans, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries.

(h)  There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote.

Section 4.4  Authority.  (a)   The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to adoption of this Agreement by the Company’s stockholders, to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to adoption of this Agreement by the Company’s stockholders.  This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)  The Board of Directors of the Company, at a meeting duly called and held, subject to the terms and conditions set forth elsewhere in this Agreement, has unanimously (with one member absent) (i) approved and declared this Agreement, the Merger and the other transactions contemplated hereby advisable and in the best interests of the Company’s stockholders and (ii) resolved to recommend to the stockholders of the Company that they adopt this Agreement, and has not subsequently rescinded or modified such approval or resolution in any way, subject to the right of the Board of Directors of the Company to withdraw or modify its recommendation in accordance with the terms of this Agreement.

Section 4.5  Consents and Approvals; No Violations.  Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the DGCL, the laws of other states in which the Company is qualified to do or is doing business and state takeover laws, (b) foreign and supranational laws relating to antitrust and anticompetition clearances listed in Section 4.5 of the Company Letter, (c) other approvals of Governmental Entities listed in Section 4.5 of the Company Letter and (d) as may be required in connection with the Taxes described in Section 7.7, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) result in any breach of any provision of the Certificate of Incorporation or the By-laws or of the similar organizational documents of any of the Company’s Subsidiaries, (ii) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except where the failure to make such filings or to obtain such permits, authorizations, consents or approvals, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger), (iii) result in a breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to or permit any right of termination, amendment, cancellation or acceleration or other changes of any right or obligation or the loss of any benefits) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets are bound or result in the creation of any Lien on any property or asset of the Company or any of its Subsidiaries or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, except, in the case of clause (iii), for breaches, defaults, terminations, amendments, cancellations, accelerations, changes, losses, Liens or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.

Section 4.6  SEC Documents and Other Reports.  (a)   The Company has filed with the SEC all documents required to be filed by it since December 31, 2005 under the Securities Act or the Exchange Act (the “Company SEC Documents”).  As of their respective filing dates (or, if amended prior to the date of this Agreement, as of the respective filing date of such amendment), the Company SEC Documents complied in all material respects with the requirements of the NYSE, the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC (or, if amended prior to the date of this Agreement, as of the respective filing date of such amendment), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the Company SEC Documents (if amended prior to the date of this Agreement, as amended) complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC and the NYSE with respect thereto, have been prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

(b)  The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  Each current and former principal executive officer of the Company and principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act, as applicable, with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate as of the date they were made.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act.

(c)  The Company’s system of internal control over financial reporting provides reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are made only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could materially affect the Company’s financial statements.

(d)  The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.  The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to its independent auditors and the audit committee of its Board of Directors (a) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (b) any fraud, whether or not material, that involves management or other employees of members of the Company who have a significant role in the Company’s internal controls over financial reporting.  The Company has made available to Parent any such disclosure made by management to the Company’s independent auditors and the audit committee of the Company’s Board of Directors.

Section 4.7  Absence of Material Adverse Change.  Since December 31, 2006, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, and there has not been (a) any Material Adverse Change with respect to the Company or any change with respect to the Company that would reasonably be expected to prevent or materially delay the consummation of the Merger, (b) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock or any redemption, purchase or other acquisition of any of its capital stock (other than regular, quarterly cash dividends in the amount of not more than $0.12 per Share), (c) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (d) any change in accounting methods, principles or practices used by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP.

Section 4.8  Information Supplied.  None of the information supplied or to be supplied by the Company specifically for inclusion in the proxy statement relating to the Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will, at the time the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Stockholders Meeting and at the time of any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Sub or any of their representatives specifically for inclusion therein.

Section 4.9  Compliance with Laws.  None of the Company and its Subsidiaries is, and none of their businesses are being conducted, in violation of any law, ordinance or regulation of any Governmental Entity, except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.  Each of the Company and its Subsidiaries has in full force and effect all federal, state, local and foreign governmental licenses, authorizations, consents, permits, registrations and approvals, and has otherwise satisfied all applicable legal or regulatory requirements, necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted (collectively, “Company Permits”), and no default has occurred under any such Company Permit, except for the absence of Company Permits and for defaults under Company Permits that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.  The Company and its Subsidiaries are in compliance with all applicable law relating to the offer and sale of franchises and the relationship of its Subsidiaries with their respective franchisees, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.

Section 4.10  Tax Matters.  The Company and each of its Subsidiaries has timely filed (after taking into account all applicable extensions) all Tax Returns required to be filed by them, except where the failure to timely file would not reasonably be expected to have a Material Adverse Effect on the Company.  All such Tax Returns are true, correct and complete in all respects, except where the failure of such Tax Returns to be true, correct or complete would not reasonably be expected to have a Material Adverse Effect on the Company.  Each of the Company and its Subsidiaries has paid or caused to be paid all Taxes shown as due on such Tax Returns and all Taxes owed by the Company and its Subsidiaries for which no return was required to be filed, except where the failure to do so would not reasonably be expected to have a

Material Adverse Effect on the Company.  No deficiencies for any Taxes have been asserted in writing, proposed in writing or assessed in writing against the Company or any of its Subsidiaries that have not been paid or otherwise settled or are not otherwise being challenged under appropriate procedures, except for deficiencies that, if finally resolved in a manner adverse to the Company or relevant Subsidiary, would not reasonably be expected to have a Material Adverse Effect on the Company.  No written requests for waivers of the time to assess any material Taxes of the Company or its Subsidiaries are pending.  During the two-year period ending on the date hereof, neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction qualifying for beneficial treatment under Section 355(a)(1).  Any participation by the Company or any Subsidiary in a “listed transaction” (as defined for purposes of Section 6011 of the Code and the applicable Treasury Regulations thereunder) has been properly disclosed to the IRS.

Section 4.11  Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than liabilities and obligations (a) set forth in the Company’s consolidated balance sheet for the year ended December 31, 2006 included in the Company SEC Documents, (b) incurred in the ordinary course of business since December 31, 2006, (c) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (d) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.12  Litigation.  As of the date of this Agreement, there is no suit, action, proceeding or investigation pending, or to the Knowledge of the Company threatened, against the Company or any of its Subsidiaries or their respective properties, assets or rights that would reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.  Neither the Company nor any of its Subsidiaries nor any of their respective properties, assets or rights is subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.

Section 4.13  Benefit Plans.  (a)    Each Benefit Plan is listed in Section 4.13(a) of the Company Letter.  With respect to each Benefit Plan, the Company has made available to Parent a true and correct copy (or description in the case of an oral agreement) of: (i) each such Benefit Plan that has been reduced to writing and all amendments thereto; (ii) each trust, insurance or administrative agreement relating to each such Benefit Plan; (iii) the most recent summary plan description or other written explanation of each Benefit Plan provided to participants; (iv) the most recent annual report (Form 5500) filed with the IRS; and (v) the most recent determination letter, if any, issued by the IRS with respect to any Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b)  Set forth in Section 4.13(b) of the Company Letter is a list of each employment, severance or termination agreement between the Company or any of its Subsidiaries and any current or former officer or director of the Company or any of its Subsidiaries, in effect as of the date of this Agreement, other than agreements that provide for the payment of an annual base salary or a cash severance benefit in an amount less than $200,000 (each listed agreement, a “Company Employment Agreement”).

(c)  Except as required by law or as the Company or any of its Subsidiaries has deemed advisable due to changes in law and that has previously been disclosed or made available to Parent, neither the Company nor any of its Subsidiaries has adopted or amended in any material respect any Benefit Plan or Company Employment Agreement since the date of the most recent audited financial statements included in the Company SEC Documents.

(d)  Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, each ERISA Benefit Plan maintained by the Company or any of its Affiliates has been maintained and operated in compliance with the applicable requirements of the Code and ERISA.  There is no Person (other than the Company or any of its Subsidiaries) that together with the Company or any of its Subsidiaries would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA.  Neither the Company nor any of its Affiliates has at any time during the six-year period preceding the date hereof maintained, contributed to or incurred any liability under any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code (or comparable provision of non-U.S. law).

(e)  As of the date of this Agreement there are no pending or, to the Knowledge of the Company, threatened disputes, arbitrations, claims, suits or grievances involving a Benefit Plan (other than routine claims for benefits payable under any such Benefit Plan) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(f)  All Benefit Plans that are intended by their terms to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending, and the Company has no Knowledge of any reason why any such Benefit Plan is not so qualified in operation.  Neither the Company nor any of its Subsidiaries has any liability or obligation under any welfare plan or agreement to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code or the terms of a separation plan or agreement that has previously been disclosed or made available to Parent.

(g)  The performance of the obligations under this Agreement by the Company or its Subsidiaries will not, by itself or in connection with other events, result in any payment under any Benefit Plan or under any Company Employment Agreement that would constitute an “excess parachute payment” for purposes of Section 280G or 4999 of the Code.

Section 4.14  State Takeover Statutes.  The action of the Board of Directors of the Company in approving the Merger, this Agreement and the other transactions contemplated hereby is sufficient to render the provisions of Section 203 of the DGCL inapplicable to the Merger and this Agreement.

Section 4.15  Intellectual Property.  The Company and its Subsidiaries exclusively own free and clear of any Liens, or are validly licensed or otherwise have the right to use as currently used, all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries taken as a whole, except for such Intellectual Property where the failure to so own, be validly licensed or have the right to use, individually or in the aggregate, and for such Liens as, would not reasonably be expected to have a Material Adverse Effect on the Company.  The Company and its Subsidiaries have taken all actions reasonably necessary to ensure full protection of their respective owned Intellectual Property under all applicable laws, except where the failure to take any such actions, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.  No claims are pending that allege that the Company or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property other than claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.  To the Knowledge of the Company, no Person is infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property in a manner that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.16  Material Contracts.  As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, agreement or other instrument (a) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), (b) that limits or restricts the Company or any of its Subsidiaries from engaging in any line of business or in any geographic area in any material respect, (c) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $10,000,000 in the aggregate, (d) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, or (e) involving continuing monetary (contingent or otherwise) obligations (other than immaterial ones) of the Company and its Subsidiaries relating to the acquisition or disposition of any business for an amount in excess of $10,000,000 (other than obligations under commercial contracts assumed in connection with asset acquisitions and other than obligations to the extent reflected on the consolidated balance sheet of the Company and its Subsidiaries).  Each contract of the type described in the first sentence of this Section 4.16 is referred to herein as a “Company Material Contract.”  Each Company Material Contract is valid and in full force and effect and enforceable against the Company or one of its Subsidiaries and, to the Knowledge of the Company, the counterparty to such Company Material Contract, except to the extent that the failure to be valid and in full force and enforceable, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.  Neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any default under (or any condition which with or without the giving of notice, the passage of time or both would cause such a default under) any Company Material Contract to which it is a party or by which it or any of its assets is bound, except for such defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.17  Labor and Employment.  (a)   The Company and its Subsidiaries are in compliance with applicable labor and employment laws regarding their employees including the National Labor Relations Act of 1935, Title VII of the Civil Rights Act of 1964, the Age

Discrimination in Employment Act of 1967, the Americans With Disabilities Act of 1990, the Family and Medical Leave Act of 1993, the Fair Labor Standards Act of 1938, the Illegal Immigration Enforcement Act of 2006 and comparable state and local laws, except for failures to be in compliance which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(b)  The Company and its Subsidiaries are in compliance with all applicable employment and collective bargaining agreements, except for failures to be in compliance which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.18   Real Estate.   (a)   The Company Real Property is sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted in all material respects.

(b)  The Company has, subject to the terms of the Company Leases, the right to access, use and occupy the Company Leased Real Property for the full term of the Company Lease relating thereto, except for any failure to have such right which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on the Company. Each Company Lease constitutes a legal, valid and binding agreement of the Company or one of its Subsidiaries, as applicable, and is enforceable against such Person in accordance with its terms, except that such enforceability (x) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (y) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).  To the Knowledge of the Company, there is no default under any Company Lease (or any condition or event, which, after notice or a lapse of time or both would constitute a default thereunder) which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(c)  The Company or one of its Subsidiaries, as the case may be, has good and insurable fee title to the Company Owned Real Property.  The Company Owned Real Property has sufficient access to and from adjoining public right of ways, that is necessary to the conduct of the business of the Company and its Subsidiaries as presently conducted thereon, except for any failure to have such access which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.  There are no violations of any covenant, condition, or restriction which would materially impair the rights to use and occupancy with respect to the Company Owned Real Property for such purposes necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted thereon, except for any failure to have such right which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 4.19  Environmental Matters.  Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws and Environmental Permits; (ii) no property currently (or, to the Knowledge of the Company) formerly owned or leased by the Company or any of its Subsidiaries has been the subject of any investigation by any Governmental Entity or of any third party demand alleging the presence of any Hazardous Substances that would require remediation pursuant to any Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (iv) neither the Company nor any of its Subsidiaries is subject to any written order, decree, injunction or indemnity with any Governmental Entity or any third Person relating to liability under any Environmental Law or relating to contamination of any property by Hazardous Substances.  This Section 4.19 and Sections 4.6, 4.7, 4.9 and 4.12 set forth the sole representations and warranties of the Company with respect to environmental or workplace health or safety matters, including all matters arising under Environmental Laws.

Section 4.20  Affiliate Transactions.   Except pursuant to any employment or separation agreement with any officer of the Company, there are no transactions of the type that would be required to be disclosed by the Company under Item 404 of  Regulation S-K promulgated by the SEC.

Section 4.21  Required Vote of Company Stockholders.  The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote at the Stockholders Meeting adopting this Agreement is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the transactions contemplated hereby.

Section 4.22  Opinions of Financial Advisors.  The Board of Directors of the Company has received the opinion of each of Goldman Sachs, Greenhill and Morgan Stanley to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the $15.625 per Share in cash to be received by the holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.23  Brokers.  No broker, investment banker, financial advisor or other Person, other than Goldman Sachs, Greenhill and Morgan Stanley, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except (i) as set forth in the corresponding section of the Parent Letter, it being understood that matters disclosed pursuant to one section of the Parent Letter shall be deemed disclosed with respect to any other section of the Parent Letter where it is reasonably apparent that the matters so disclosed are applicable to such other section, or (ii) as expressly contemplated or expressly permitted under this Agreement or any agreement contemplated hereby, each of Parent and Sub, jointly and severally, hereby represents and warrants to the Company as follows:

Section 5.1  Organization.  Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be in good standing or to have such power and authority has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 5.2  Authority.  Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by each of Parent and Sub of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Sub.  This Agreement has been duly executed and delivered by each of Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes the valid and binding obligation of each of Parent and Sub enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 5.3  Consents and Approvals; No Violations.  Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the DGCL, the laws of other states in which Parent is qualified to do or is doing business and state takeover laws, (b) foreign and supranational laws relating to antitrust and anticompetition clearances listed in Section 5.3 of the Parent Letter, (c) other approvals of Governmental Entities listed in Section 5.3 of the Parent Letter and (d) as may be required in connection with the Taxes described in Section 7.7, neither the execution, delivery or performance of this Agreement by Parent and Sub nor the consummation by Parent and Sub of the transactions contemplated hereby will (i) result in any breach of any provision of the respective certificate of incorporation or by-laws of Parent or Sub, (ii) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except where the failure to make such filings or to obtain such permits, authorizations, consents or approvals, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger), (iii) result in a breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets are bound or result in the creation of any Lien on any property or asset of Parent or Sub or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets, except, in the case of clause (iii), for breaches, defaults, terminations, amendments, cancellations, accelerations or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger.

Section 5.4  Information Supplied.  None of the information supplied or to be supplied by Parent or Sub or any of their representatives specifically for inclusion in the Proxy Statement, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting or at the time of any amendments or supplements thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Sub in connection with any of the foregoing with respect to statements made therein based on information supplied by the Company or any of its representatives specifically for inclusion therein.

Section 5.5  Litigation.  As of the date of this Agreement, there is no suit, action, proceeding or investigation pending, or to the Knowledge of Parent threatened, against Parent, Sub or any of their Subsidiaries or their respective properties, assets or rights that would reasonably be expected to have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger.  None of Parent, Sub or any of their Subsidiaries nor any of their respective properties, assets or rights is subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger.

Section 5.6  Capitalization and Interim Operations of Sub.  The authorized capital stock of Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding shares of capital stock of Sub (a) are, and as of the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent and (b) have been, and as of the Effective Time will be, duly authorized and validly issued and are, and as of the Effective Time will be, fully paid and nonassessable and free of preemptive or other similar rights.  Sub has no outstanding option, warrant, right or other agreement pursuant to which any Person (other than Parent) may acquire any equity security of Sub.  Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation or contemplated by this Agreement.

Section 5.7  Financing Commitments.  Parent has delivered to the Company true and complete copies of (a) an executed commitment letter from each of the Guarantors to provide equity financing in an aggregate amount set forth therein (the “Equity Funding Letters”) and (b) an executed debt commitment letter (the “Commitment Letter”) from J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. to provide debt financing in an aggregate amount set forth therein (the “Debt Financing,” and, together with the financing referred to in clause (a), the “Financing”).  As of the date hereof, each of the Equity Funding Letters and the Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent or Sub and, to the Knowledge of Parent, the other parties thereto and (assuming that such Equity Funding Letters and Commitment Letter constitute such obligations of such other parties) is in full force and effect. Other than as permitted pursuant to Section 7.12(a), none of the Equity Funding Letters or Commitment Letter has been amended or modified and the respective commitments contained in such letters have not been withdrawn, rescinded or terminated in any respect, and as of the date hereof (x) neither Parent nor Sub is in breach of any of the terms or conditions set forth therein and (y) to the Knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth therein. Parent or Sub has paid any and all commitment or other fees required by the Equity Funding Letters or the Commitment Letter that are due as of the date hereof and will pay, after the date hereof, all such commitments and fees as they become due. Except for the payment of customary fees, there are no conditions precedent or other similar contractual contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Equity Funding Letters or the Commitment Letter.  The aggregate proceeds contemplated by the Equity Funding Letters and the Commitment Letter will be sufficient for Sub and the Surviving Corporation to pay the aggregate Merger Consideration as contemplated by Section 3.1, to make any payments required or contemplated by Section 7.1 or Section 7.2 and to make any other repayment or refinancing of debt contemplated in the Equity Funding Letters or the Commitment Letter and to pay all related fees and expenses.  As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article IV, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Sub on the Closing Date.

Section 5.8  Brokers.  No broker, investment banker, financial advisor or other Person, other than as set forth in Section 5.8 of the Parent Letter, the fees and expenses of which will be paid by Parent or its Affiliates, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

Section 5.9  Lack of Ownership of Company Common Stock.  Neither Parent nor any of its Subsidiaries beneficially owns or, since January 1, 2004 has beneficially owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock.  There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 5.10  Guaranty.  Concurrently with the execution of this Agreement, Parent has caused each of the Guarantors to deliver to the Company its duly executed Guaranty.  Each Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the applicable Guarantor and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guaranty.

Section 5.11  Absence of Arrangements with Management.  Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1  Conduct of Business by the Company Pending the Merger.  Except as (x) required by applicable law or by a Governmental Entity of competent jurisdiction, (y) expressly contemplated by this Agreement (including as permitted or required by Section 7.10) or (z) set forth in Section 6.1 of the Company Letter, during the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to carry on its business in the ordinary course as currently conducted and to use their commercially reasonable efforts to retain the services of its key officers and employees and to maintain relationships that are at least as favorable as those currently existing with suppliers, customers, franchisees, employees and others having material relationships with the Company and its Subsidiaries. Without limiting the generality of the foregoing, during such period, except as (x) required by applicable law or by a Governmental Entity of competent jurisdiction, (y) expressly contemplated by this Agreement (including as permitted or required by Section 7.10) or (z) set forth in Section 6.1 of the Company Letter, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a)  (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or partnership, limited liability or other equity interests (any such stock or interest, an “Equity Interest”), except for (A) dividends by a wholly owned Subsidiary of the Company to its parent, (B) distributions required to be made under the partnership agreement of Terminix International and (C) regular, quarterly cash dividends of the Company in an amount not more than $0.12 per Share, or (ii) other than in the case of any wholly owned Subsidiary of the Company, adjust, split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Equity Interests;

(b)  issue, deliver, sell, pledge or otherwise encumber any Equity Interest, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such Equity Interests, voting securities or convertible securities, or make any changes (by combination, merger, consolidation, reorganization, liquidation or otherwise) in the capital structure of the Company or any of its Subsidiaries, other than (i) the issuance of shares of Company Common Stock pursuant to Company Awards outstanding as of the date of this Agreement, (ii) the issuance by any direct or indirect wholly owned Subsidiary of the Company of its capital stock to the Company or another wholly owned Subsidiary of the Company, and (iii) the issuance of shares of Company Common Stock pursuant to the Company Stock Purchase Plans (it being the Company’s expectation that for the March and April purchase periods not more than $1,800,000 (including not more than $300,000 representing the Company’s contribution)) will be applied to the purchase of Company Common Stock thereunder);

(c)  amend or waive any provision of its Certificate of Incorporation or By-laws or similar organizational documents or, in the case of the Company, enter into any agreement with any stockholder in such Person’s capacity as stockholder;

(d)  other than (i) capital expenditures permitted by Section 6.1(e) and purchases of inventory, raw materials and supplies in the ordinary course of business, and (ii) consolidation program acquisitions with purchase prices up to $67 million in the aggregate, acquire any assets or properties, including any Equity Interests of any Person;

(e)  make or agree to make any new capital expenditure, other than capital expenditures (i) approved by the Board of Directors of the Company prior to the date hereof or within the Company’s capital budget for fiscal 2007 and previously made available to Parent or (ii) to the extent not covered in clause (i), in an aggregate amount not to exceed $10,000,000;

(f)  other than transactions that are in the ordinary course of business, sell, lease, license, encumber by Lien or otherwise, or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of assets having a fair market value in excess of $10,000,000 in the aggregate;

(g)  incur any indebtedness for borrowed money, other than (i) indebtedness for borrowed money existing solely between the Company and its wholly owned Subsidiaries (which term, for purposes of this Section 6.1(g)(i), shall include Terminix International) or between such wholly owned Subsidiaries, (ii) indebtedness for borrowed money incurred in the ordinary course of business under the Company Credit Agreement or the Company Lines of Credit in an amount at any time outstanding not to exceed the sum of $110,000,000 (being the approximate principal amount outstanding thereunder as of March 16, 2007) plus $75,000,000 through July 31, 2007 or plus $100,000,000 from August 1, 2007 thereafter, (iii) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice in connection with transactions described in Section 6.1(d)(ii) or (iv) capital leases entered into in the ordinary course of business consistent with past practice with aggregate obligations not in excess of $10,000,000;

(h)  other than in the ordinary course of business consistent with past practice, modify or amend in any material respect or terminate any Company Material Contract or enter into, modify or amend any new agreement that would have been considered a Company Material Contract had it been entered into at or prior to the date hereof;

(i)  settle or compromise any material action, claim, demand, suit, investigation, arbitration, litigation or similar judicial or regulatory matter;

(j)  (i) increase the salary, wages or benefits payable or to become payable to its directors, officers or employees, or any benefits provided under the Company Stock Purchase Plans, except for (A) increases required under employment agreements existing on the date hereof and (B) increases for officers and employees in the ordinary course of business; or (ii) enter into any employment, retention or severance agreement with, or establish, adopt, enter into or amend any bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, retention, employment, termination or severance plan, agreement, policy or arrangement for the benefit of, any director, officer or employee, except, in each case, as may be required by the terms of any such plan, agreement, policy or arrangement or to comply with applicable law;

(k)  (i) except as may be required by GAAP or as a result of a change in law, make any change in its method of accounting, or (ii) conduct any Tax affairs relating to the Company or any of its Subsidiaries other than in the ordinary course of business, in compliance with applicable law and in substantially the same manner as heretofore conducted and in good faith in substantially the same manner as such affairs would have been conducted if this Agreement had not been entered into or (iii) make or change any material Tax election, settle or compromise any material liability for Taxes, obtain any Tax ruling or amend any Tax Return; or

(l)  enter into any contract or agreement to, or resolve to, do any of the foregoing.

Section 6.2  No Solicitation.  (a)    The Company shall, and shall use its reasonable best efforts to cause its executive officers, directors, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal.  After the execution and delivery of this Agreement, the Company shall not, and shall use its reasonable best efforts to cause its executive officers, directors, representatives or agents not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal, (ii) participate in any negotiations regarding a Takeover Proposal with, or furnish any nonpublic information relating to a Takeover Proposal to, any Person that has made or, to the knowledge of the Company, is considering making a Takeover Proposal, (iii) engage in discussions regarding a Takeover Proposal with any Person that has made or, to the knowledge of the Company, is considering making a Takeover Proposal, except to notify such Person of the existence of the provisions of this Section 6.2, (iv) approve, endorse or recommend any Takeover Proposal, (v) enter into any letter of intent or agreement in principle or any agreement providing for any Takeover Proposal (except for Qualified Confidentiality Agreements permitted under Section 6.2(b)) or (vi) propose or agree to do any of the foregoing.  The Company agrees that any violations of the restrictions set forth in Section 6.2 by any representative of the Company shall be deemed to be a breach by the Company.

(b)  Notwithstanding Section 6.2(a), if the Company receives a bona fide, written and unsolicited Takeover Proposal which did not result from a breach of Section 6.2(a) and (i) that constitutes a Superior Proposal or (ii) that the Board of Directors of the Company determines in good faith (after consultation with its financial advisors and outside counsel) could reasonably be expected to result in a Superior Proposal, the Company may take the following actions:  (x) furnish nonpublic information to the Person making such Takeover Proposal, if, and only if, (1) prior to so furnishing such information, the Company has (A) complied with the following sentence of this Section 6.2(b), and (B) received from such Person a Qualifying Confidentiality Agreement, and (2) all such information has previously been provided to Parent and Sub or is provided to Parent and Sub prior to or contemporaneously with the time it is provided to the Person making such Takeover Proposal or such Person’s representative, and (y) engage in discussions or negotiations with such Person with respect to the Takeover Proposal.  The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of the receipt of (i) any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal, including the identity of the Person(s) making such proposal and the material terms of such proposal, and providing copies of any document or correspondence evidencing such proposal, and (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information not reasonably expected to be related to a Takeover Proposal.  The Company shall keep Parent reasonably informed on a reasonably current basis of the status of any such proposal (including any material change to the terms thereof).

(c)  Except as set forth in this Section 6.2, neither the Board of Directors of the Company nor any committee thereof shall: (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement; (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal; or (iii) cause the Company to enter into any letter of intent or acquisition agreement (each, an “Acquisition Agreement”) relating to any Takeover Proposal.

(d)  Notwithstanding Section 6.2(c), at any time prior to obtaining the Company Stockholder Approval, if the Company has received a Superior Proposal (after giving effect to the terms of any revised offer by Parent pursuant to this Section 6.2(d)), the Board of Directors of the Company may (x) in connection with such Superior Proposal, withdraw or modify, or propose publicly to withdraw or modify, including in a manner that may be adverse to Parent, its approval or recommendation of the Merger and this Agreement or (y) approve or recommend, or propose publicly to approve or recommend, a Superior Proposal or terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to any Superior Proposal), if the Board of Directors of the Company has determined in good faith, after consultation with outside counsel, the failure to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable law, provided that the Board of Directors of the Company may not take the actions set forth in clause (x) or (y) unless:

(1)      the Company shall have provided prior written notice to Parent at least five calendar days in advance (the “Notice Period”), of its intention to take such actions, which notice shall specify the terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal and copies of any documents or correspondence evidencing such Superior Proposal) and any material modifications to any of the foregoing, and
(2)      during the Notice Period, the Company shall, and shall cause its financial advisors and outside counsel to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute (in the judgment of the Board of Directors) a Superior Proposal.

In the event of any material revisions to the Superior Proposal, the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 6.2(d) with respect to such new written notice, except that the new Notice Period shall be two calendar days.

(e)  Notwithstanding Section 6.2(c), at any time prior to the Company Stockholder Approval, the Board of Directors of the Company may in response to an Intervening Event modify or withdraw the recommendation of the Board of Directors of the Merger and this

Agreement if the Board of Directors has determined in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the failure of the Board of Directors to make such modification or withdrawal would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable law, provided, that the Company’s Board of Directors shall (i) provide Parent with written information describing such Intervening Event in reasonable detail as soon as practicable after the Company becomes aware of such an Intervening Event, (ii) keep Parent and Sub reasonably informed of developments with respect to such Intervening Event, (iii) provide written notice to Parent at least five calendar days in advance of its intention to modify or withdraw its recommendation of the Merger or this Agreement and (iv) during such five-day period, negotiate and cause its financial advisors and outside counsel to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make adjustments in the terms and conditions of this Agreement in order to be able to not withdraw or modify the recommendation to approve the Merger and this Agreement.

(f)  Nothing contained in this Section 6.2 shall prohibit the Company from (i) complying with Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, the failure to do so would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable law or is otherwise required under applicable law or (iii) informing any Person of the existence of the provisions contained in this Section 6.2.

Section 6.3  Conduct of Parent and Sub Pending the Merger.  (a)    During the period from the date of this Agreement through the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries or Affiliates to, take or agree to take any action (including entering into agreements with respect to acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to materially delay or impede the consummation of the Merger.

(b)  During the period from the date of this Agreement through the Effective Time, Sub shall not engage in any activity of any nature except as provided in or contemplated by this Agreement.

ARTICLE VII
ADDITIONAL AGREEMENTS

Section 7.1  Employee Benefits.  (a)    Except as otherwise provided in this Section 7.1 or in Section 7.2, nothing in this Agreement shall be interpreted as limiting the power of the Surviving Corporation to amend or terminate any particular Benefit Plan or any other particular employee benefit plan, program, agreement or policy, or as requiring the Surviving Corporation to offer to continue (other than as required by its terms) any written employment contract; provided, however, that no such amendment or termination may impair the rights of any person with respect to benefits or any other payments earned, accrued or payable as of the time of or as a result of such amendment or termination without the written consent of such person.  Nothing contained in this Section 7.1 shall be deemed to grant any employee any right to continued employment after the Effective Time.

(b)  From the Effective Time through December 31, 2007, the Surviving Corporation shall provide each individual who is an employee of the Company or any of its Subsidiaries as of the Effective Time (including employees who are not actively at work on account of illness, disability or leave of absence) (the “Retained Employees”), while employed by the Surviving Corporation or any of its Affiliates, with (i) base compensation that is not less than the base compensation paid to such Retained Employee immediately prior to the Effective Time, (ii) bonus opportunities and incentive compensation awards under annual, long-term and other bonus and incentive plans that are no less favorable in the aggregate than the bonus opportunities and incentive compensation awards granted to such Retained Employee under the Company’s Annual Bonus Plan, Corporate Performance Plan, Company Stock Incentive Plans and any other bonus and incentive plans maintained by the Company or its Affiliates immediately prior to the Effective Time, and (iii) all other employee benefits provided to such Retained Employee immediately prior to the Effective Time. in each case, excluding for all purposes any equity-based or long-term incentive plan or program.

(c)  From the Effective Time through December 31, 2007, the Surviving Corporation shall provide to each Retained Employee coverage under vacation and sick leave policies that are not less favorable to such Retained Employee than the vacation and sick leave policies in effect for such Retained Employee immediately prior to the Effective Time.  Parent shall take all necessary action so that each Retained Employee shall after the Effective Time continue to be credited with the unused vacation credited to such employee through the Effective Time under the applicable vacation policies of the Company and its Subsidiaries.

(d)  Parent shall take all necessary action so that, for all purposes under each employee benefit plan maintained or assumed by Parent or any of its Subsidiaries in which employees or former employees of the Company and its Subsidiaries are eligible to participate as of or after the Effective Time (other than for purposes of calculating benefits under a defined benefit pension plan), each such person shall be given credit for all service with the Company and its Subsidiaries (or all service credited by the Company or its Subsidiaries) to the same extent as if rendered to Parent or any of its Subsidiaries

(e)   For the plan year ending December 31, 2007, Parent shall cause the Surviving Corporation to continue the Company’s Profit Sharing and Retirement Plan (the “Company 401(k) Plan”) as in effect immediately prior to the Effective Time and to make a matching contribution thereunder at a rate and under terms no less favorable to plan participants than the annual matching contributions made under the Company 401(k) Plan for the 2006 plan year.  To the extent Retained Employees become eligible to participate in a 401(k) plan maintained by Parent or its Subsidiaries during a subsequent plan year, elective deferrals made under the Company 401(k) Plan and compensation received from the Company, the Surviving Corporation and their Subsidiaries with respect to such plan year shall be taken into account for purposes of determining the amount of annual employer matching, profit sharing and other employer contributions allocated for such plan year.

(f)  Subject to Section 7.1(g), for the plan year ending December 31, 2007, Parent shall cause the Surviving Corporation to continue the Company’s Deferred Compensation Plan (the “Company DCP”) as in effect immediately prior to the Effective Time and to make a matching contribution thereunder at a rate and under terms no less favorable to plan participants than the annual matching allocations under the Company DCP for the 2006 plan year.  To the extent Retained Employees become eligible to participate in a nonqualified deferred compensation plan maintained by Parent or any of its Subsidiaries during a subsequent plan year, elective deferrals made under the Company DCP and compensation received from the Company, the Surviving Corporation and their Subsidiaries with respect to such plan year shall be taken into account for purposes of determining the amount of annual employer matching and profit sharing allocations for such plan year.

(g)  On or before the Effective Time, the Company, or after the Effective Time, Parent, shall take such action as is reasonably necessary (i) to cause each account that is deemed invested in shares of Company Common Stock under the Company DCP, the value of which shall be based on the Merger Consideration, instead to be deemed invested, prior to or as of the Effective Time, in the T. Rowe Price Summitt Cash Reserves fund or such other fund designated by the Company as a default fund pursuant to the Company DCP, (ii) to cause each Share Equivalent Account under the Company’s 2002 Directors Deferred Fees Plan (the “Directors Plan”), the value of which shall be based on the Merger Consideration, to be converted, prior to or as of the Effective Time, to an Interest Account under the Directors Plan and (iii) to eliminate any right of a participant after the Effective Time to receive payment of his or her account under the Company DCP or the Directors Plan in the form of shares of Company Common Stock.  Following the Effective Time, none of Parent, the Surviving Corporation or any of their Affiliates shall accelerate the time at which benefits are paid under the Company DCP, either by termination of such plan or otherwise, without the written consent of the affected participant.  Prior to the Effective Time, the Company may, in the sole discretion of the Board of Directors of the Company, amend the Company DCP to permit participants to change the date on which their Company DCP accounts are to be paid, in either case, to the extent permitted under Section 409A of the Code and the transition rules thereunder.

(h)  Parent shall honor or cause to be honored by the Company, the Surviving Corporation and their Subsidiaries all employment agreements, consulting agreements, retention agreements, bonus agreements, severance and separation agreements, relocation agreements, retirement agreements, non-competition agreements and collective bargaining agreements with or applicable to current and former directors, officers and employees of the Company and its Subsidiaries.  Not later than the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deliver to each employee of the Company who has entered into a Change in Control Severance Agreement with the Company (or his or her beneficiary or estate) a written notice, in the form set forth in Section 7.1(h) of the Company Letter and in accordance with Section 10(b) of such Change in Control Severance Agreement, in which Parent agrees to unconditionally assume all of the obligations of the Company under such Change in Control Severance Agreement.  For a period of at least 12 months after the Effective Time, Parent shall maintain or cause the Company or Surviving Corporation to maintain a severance plan or policy with terms at least as favorable to Retained Employees as the terms of the severance policy listed on Section 7.1(h) of the Company Letter.

(i)  Parent shall, or shall cause the Company and the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Retained Employees and former employees of the Company and its Subsidiaries under any welfare or fringe benefit plan in which such employees and former employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are in effect with respect to such employees and that have not been satisfied under the corresponding welfare or fringe benefit plan maintained by the Company for the Retained Employees and former employees prior to the Effective Time, and (ii) provide each Retained Employee and former employee with credit under any welfare plans in which such employee or former employee becomes eligible to participate after the Effective Time for any co-payments and deductibles paid by such Retained Employee or former employee for the then current plan year and for any out-of-pocket expenditures paid by such Retained Employee or former employee at any time under the corresponding welfare plans maintained by the Company prior to the Effective Time.

(j)  Prior to the Effective Time, the Company may, in its sole discretion, amend all nonqualified deferred compensation plans maintained by the Company or any of its Subsidiaries to comply with Section 409A of the Code, subject to the consent of affected participants to the extent required by the terms of any such plan.  After the Effective Time, Parent shall cause the Company or the Surviving Corporation to take any further action that may be required for such plans to comply with Section 409A of the Code.

Section 7.2  Treatment of Stock-Based Awards.  (a)   The Company shall use reasonable efforts to ensure that, at the Effective Time, each Company Stock Option and Company SAR then outstanding, whether or not then exercisable, shall be cancelled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive promptly (but in no event later than ten days) after the Effective Time, a cash payment in respect of such cancellation from the Surviving Corporation in an amount (if any) equal to (i) the product of (x) the number of shares of Company Common Stock subject or related to such Company Stock Option or Company SAR and (y) the excess, if any, of the Merger Consideration over the exercise, purchase or base price per share of Company Common Stock subject or related to such Company Stock Option or Company SAR, minus (ii) all applicable federal, state and local Taxes required to be withheld by the Surviving Corporation.

(b)  At the Effective Time, each Company Stock Unit then outstanding, whether or not then vested, shall be cancelled by the Company in consideration for which the holder thereof shall be entitled to receive promptly (but in no event later than five days) after the Effective Time, a cash payment in respect of such cancellation from the Surviving Corporation in an amount equal to (i) the product of (x) the number of shares of Company Common Stock subject to or related to such Company Stock Unit and (y) the Merger Consideration, minus (ii) all applicable federal, state and local Taxes required to be withheld by the Surviving Corporation.

(c)  The Company shall amend each of the Company Stock Purchase Plans to (i) prohibit any increase in the rate of payroll deductions between the date of this Agreement and the Effective Time, and (ii) as promptly as practicable but in no event more than 60 days following the date hereof, suspend the payroll deductions and issuance or purchase of additional shares of Company Common Stock under each of the Company Stock Purchase Plans. As of the Effective Time, all rights to purchase shares of Company Common Stock under each of the Company Stock Purchase Plans shall terminate, and each participant in any such plan immediately prior to such termination shall receive promptly (but in no event later than ten days) after the Effective Time, a cash payment from the Surviving Corporation in an amount equal to (i) the sum of (A)

the payroll deductions credited to such employee’s account under the applicable Company Stock Purchase Plan as of the Effective Time plus (B) the employer contribution that would be made with respect to such payroll deductions under the applicable Company Stock Purchase Plan if the purchase period then in effect were to end as of the Effective Time, minus (ii) all applicable federal, state and local Taxes required to be withheld by the Surviving Corporation.

(d)  The Board of Directors of each of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and  Rule 16b-3(e) to exempt the conversion to cash of all Shares, Company Stock Options and other derivative securities with respect to Shares held by officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.  Parent and the Company shall provide to counsel to the other party copies of the resolutions to be adopted by the respective Boards of Directors to implement the foregoing.

Section 7.3  Stockholder Approval; Preparation of Proxy Statement.  (a)    The Company shall, subject to the fiduciary duties of its Board of Directors, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of obtaining the adoption of this Agreement (the “Company Stockholder Approval”).  The Company, through its Board of Directors (but subject to the right of the Company’s Board of Directors to withdraw or modify its approval or recommendation of the Merger and this Agreement as set forth in Section 6.2), recommend to its stockholders in the Proxy Statement that the Company Stockholder Approval be given, shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and shall not take any action or make any statement in connection with the Stockholders Meeting that is inconsistent with such recommendation.

(b)  The Company shall, in consultation with Parent, prepare and file a preliminary Proxy Statement with the SEC as soon as reasonably practicable following the date of this Agreement. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after filing.  The Company shall notify Parent promptly of the receipt of any written or oral comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement.  The Company shall consult with Parent and prepare written responses with respect to such written comments.  No amendment or supplement to the Proxy Statement shall be made, and no correspondence filed with the SEC with respect thereto, by the Company without providing Parent with a reasonable opportunity to review and comment thereon.  The Company will advise Parent promptly after it receives notice that the Proxy Statement has been cleared by the SEC or any request by the SEC for amendment of the Proxy Statement.  To the extent permitted by law, the Company shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Proxy Statement has been cleared by the SEC.  If at any time prior to the Stockholders Meeting there shall occur any event (including discovery of any fact, circumstance or event) that should be set forth in an amendment or supplement to the Proxy Statement, the

Company shall promptly prepare and mail to its stockholders such an amendment or supplement, in each case to the extent required by applicable law.  Parent shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto.

Section 7.4  Access to Information.  Upon reasonable notice and subject to the terms of the Confidentiality Agreement, dated December 1, 2006, between the Company and Parent (as assignee of the rights and obligations of Clayton, Dubilier & Rice, Inc.), as amended, supplemented or modified (the “Confidentiality Agreement”), the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the officers, employees, accountants, counsel and other representatives of Parent reasonable access, during normal business hours during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments and records (including customary management reports and financial information), and during such period, the Company shall (and shall cause each of its Subsidiaries to) make available and known to Parent and its representatives (a) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of the federal or state securities laws or the federal Tax laws (other than routine reports, schedules, registration statements and documents) and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that such access and information shall only be provided to the extent that such access or the provision of such information would not violate applicable law; and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that (x) in the reasonable good faith judgment of the Company would result in the disclosure of any trade secrets of third Persons or (y) violate any of the Company’s obligations with respect to confidentiality if the Company shall have used its reasonable efforts to obtain the consent of such third Person to such inspection or disclosure, (ii) to disclose any privileged information of the Company or any of its Subsidiaries or (iii) to permit invasive testing of any of the Company’s or its Subsidiaries’ real property.  All requests for information made pursuant to this Section 7.4 shall be directed to the Vice President — Mergers and Acquisitions of the Company or such Person as may be designated by him.  In no event shall the Company be required to supply to Parent, or Parent’s officers, employees, accountants, counsel or other representatives, any information relating to indications of interest from, or discussions with, any other potential acquirors of the Company, except to the extent necessary for use in the Proxy Statement or as required under Section 6.2.  In the event of a termination of this Agreement for any reason, Parent shall, in accordance with the terms of the Confidentiality Agreement, return or destroy, or cause to be returned or destroyed, all nonpublic information so obtained from the Company or any of its Subsidiaries and any copies made of such documents for Parent, except to the extent that, in Parent’s reasonable judgment, retention of such information is required to assert any of its rights under this Agreement or to defend itself or Sub against any liability asserted against them, in which case such information shall be returned or destroyed promptly following the resolution of such matter.

Section 7.5  Fees and Expenses.  (a)  Except as provided below in this Section 7.5 and in Section 7.12(b), all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)  The Company shall pay, or cause to be paid, by wire transfer of immediately available funds, to Parent (x) $100,000,000 (the “Company Termination Fee”) and (y) the Expenses up to a maximum amount not to exceed $20,000,000, under the circumstances and at the times set forth as follows:

(i)  if Parent terminates this Agreement under Section 9.1(d), the Company shall pay the Company Termination Fee no later than two Business Days after such termination;

(ii)  if the Company terminates this Agreement under Section 9.1(e) or (f), the Company shall pay the Company Termination Fee prior to and as a condition to the effectiveness of such termination; and

(iii)  if the Company or Parent terminates this Agreement under Section 9.1(b)(i) or 9.1(b)(iii) and after the date of this Agreement and prior to such termination any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have made a Takeover Proposal and such Takeover Proposal shall not have been withdrawn, in the case of a termination under Section 9.1(b)(i), prior to such termination or, in the case of a termination under Section 9.1(b)(iii), prior to the Stockholders Meeting, then (A) the Company shall pay the Expenses prior to and as a condition to the effectiveness of such termination if this Agreement is terminated by the Company or within two Business Days after such termination if this Agreement is terminated by Parent and (B) if within nine months after such termination, the Company shall enter into a definitive agreement in respect of a Takeover Proposal (with 20% in the definition thereof being replaced with 50%) or such a Takeover Proposal shall be consummated, the Company shall pay an amount equal to the excess of the Company Termination Fee over the Expenses paid pursuant to clause (A) prior to the earlier of the entering into of such definitive agreement or the consummation of such Takeover Proposal and as a condition to the effectiveness of such entry or consummation.

(c)  Parent shall pay, or cause to be paid, by wire transfer of immediately available funds, to the Company $100,000,000 (the “Parent Termination Fee”) if the Company terminates this Agreement under Section 9.1(g)(ii), no later than two Business Days after such termination

(d)  In the event that the Company shall fail to pay the Termination Fee and/or Expenses, or Parent shall fail to pay the Parent Termination Fee, required pursuant to this Section 7.5 when due, such fees and/or Expenses, as the case may be, shall accrue interest for the period commencing on the date such fees and/or Expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate.  In addition, if either party shall fail to pay such fee and/or Expenses, as the case may be, when due, such owing party shall also pay to the owed party all of the owed party’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or Expenses, as the case may be.

Section 7.6  Public Announcements.  The initial press release issued by Parent and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

Section 7.7  Transfer Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”).  All Transfer Taxes shall be paid by the Parent and Sub and expressly shall not be a liability of any holder of Shares.

Section 7.8  State Takeover Laws.  If any “fair price” or “control share acquisition” statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 7.9  Indemnification; Directors and Officers Insurance.  (a)    For a period of six years after the Effective Time, unless otherwise required by applicable law, Parent shall cause the respective certificate of incorporation and by-laws (or equivalent organizational documents) of the Surviving Corporation and each of its Subsidiaries to contain provisions no less favorable with respect to the exculpation from personal liability and indemnification of and advancement of expenses to directors, officers, employees and agents than are set forth in the Certificate of Incorporation or the By-laws (or equivalent organizational documents of the relevant Subsidiary of the Company) as in effect on the date hereof; provided, however, that if any claim or claims are asserted against any individual entitled to the protections of such provisions within such six-year period, such provisions shall not be modified until the final disposition of any such claims.  Parent shall cause the Company to indemnify and advance expenses to, and shall itself indemnify and advance expenses to as if it were the Company, each present and former director, officer, employee, agent or employee benefit plan fiduciary (an “Indemnified Person”) of the Company or any of its Subsidiaries (including rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director, officer, agent or employee of another entity at the request of the Company or any of its Subsidiaries) in respect of actions, omissions or events through the Effective Time to the fullest extent provided in the Certificate of Incorporation or the By-laws or the organizational documents of any Subsidiary of the Company, as applicable, any indemnification agreement or under applicable laws, in each case, as in effect on the date of this Agreement; provided, however, that any determination required to be made with respect to whether an Indemnified Person’s conduct complies with the standards set forth under the applicable law, the Certificate of Incorporation or By-laws or the organizational documents of any Subsidiary of the Company, as applicable, or any such agreement, as the case may be, shall be made by independent legal counsel jointly selected by such Indemnified Person and Parent; and provided, further, that nothing in this Section 7.9 shall impair any rights of any Indemnified Person.  Without limiting the generality of the preceding sentence, if any Indemnified Person becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 7.9 after the Effective Time, Parent shall, or shall cause the Company to, to the fullest extent permitted by law, promptly advance to such Indemnified Person his or her legal or other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking to reimburse all amounts so advanced in the event of a non-appealable determination of a court of competent jurisdiction that such Indemnified Person is not entitled thereto; provided, that such obligation on the part of Parent shall cease six years after the Effective Time except with respect to any action, suit, claim, proceeding or investigation covered by this Section 7.9 made or filed prior to the sixth anniversary of the Effective Time.

(b)  The Company shall purchase an extended reporting period for its existing directors’ and officers’ liability insurance (“D&O Insurance”) for a period of six years after the Effective Time so long as the premium therefor is not in excess of 300% of the last annual premium paid prior to the date hereof (the “Current Premium”); provided, however, that if no extended reporting period is available for such six-year period or is at a premium in excess of 300% of the Current Premium, the Company will use its reasonable best efforts to obtain as much D&O Insurance as can be obtained for a premium not in excess of 300% of the Current Premium.

(c)  If Parent or the Company or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or shall cease to continue to exist for any reason or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Company, as applicable, shall assume all of the obligations set forth in this Section 7.9.

(d)  The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs, executors or similar representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to the Indemnified Persons (including their successors, assigns and heirs) without the consent of the Indemnified Person (including the successors, assigns and heirs) affected thereby.

Section 7.10  Reasonable Best Efforts.  Each of the Company, Parent and Sub agrees to use its reasonable best efforts to effect the consummation of the Merger as soon as practicable after the date hereof.  Without limiting the foregoing, (a) each of the Company, Parent and Sub agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Merger (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and shall promptly cooperate with and promptly furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Merger and (b) each of the Company, Parent and Sub shall, and shall cause its Subsidiaries to, use its or their reasonable best efforts (i) to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third Person required to be obtained or made by Parent, Sub, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement, (ii) to permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences and (iii) to take all actions and to do or cause to be done all other things, necessary, proper or advisable in order for such party to fulfill and perform its respective obligations in respect of this Agreement, to cause the conditions to their respective obligations set forth in Article VIII to be fulfilled and otherwise to consummate and make effective the Merger and the transactions contemplated hereby.  The Company shall provide to Parent such affidavits or certifications as are necessary to exempt the transactions contemplated by this Agreement from the provisions of Section 1445 of the Code.

Section 7.11  Notification of Certain Matters.  Subject to applicable laws and the instructions of any applicable Governmental Entity, each of the Company and Parent shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly (i) furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third Person and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and (ii) notifying the other of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate as of the date hereof or as of the Closing Date, (b) any failure of Parent, Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (c) any changes or events having or that individually or in the aggregate would reasonably be expected to have or result in a Material Adverse Effect or prevent or materially delay the consummation of the Merger and (d) any actions, claims, suits, investigations or proceedings commenced or threatened against, relating to or affecting or involving such party or any of its Subsidiaries relating to the Merger or the transactions contemplated hereby, provided, however, that the delivery of any notice pursuant to this Section 7.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 7.12  Financing.  (a)  Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Commitment Letter and (without the consent of the Company, which shall not be unreasonably withheld, delayed or conditioned) shall not permit any amendment or modification to be made to, or grant any waiver of any material provision or remedy under, the Commitment Letter if such amendment, modification or waiver reduces the aggregate amount of the Debt Financing (without a corresponding increase in another portion of the Financing), materially amends the conditions to the drawdown of the Debt Financing or is adverse to the interests of the Company in any other respect (provided that Parent and Sub may replace, amend or modify the Commitment Letter (x) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Commitment Letter as of the date hereof, or (y) otherwise so long as the terms would not, taken as a whole, adversely impact the ability of Parent or Sub to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby), including using reasonable best efforts to (i) maintain in effect the Debt Financing commitments and enforce its or Sub’s rights thereunder, (ii) satisfy on a timely basis all conditions applicable to and within the control of Parent and Sub to obtaining the Debt Financing set forth therein (including by consummating the financing pursuant to the terms of the Equity Funding Letters), (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter or on other terms no less favorable to Parent and Sub and (iv) consummate the Financing at or prior to Closing. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms no less favorable to Parent and Sub in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event.  Parent shall give the Company prompt notice of any material breach by any party to the Commitment Letter of which Parent or Sub becomes aware or any termination of the Commitment Letter. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and provide copies of all commitments related to the Debt Financing to the Company when entered into by Parent or any of its Affiliates. In addition, notwithstanding anything in this Agreement to the contrary, the Commitment Letter may be superseded at the option of Parent after the date of this Agreement but prior to the Closing Date by instruments (the “New Financing Commitments”) that replace the existing Commitment Letter, provided that the terms of the New Financing Commitments shall not expand the conditions to the Closing Date drawdown to the Debt Financing as set forth in the Commitment Letter in any material respect. In such event, the term “Commitment Letter” as used herein shall be deemed to mean the New Financing Commitments to the extent then in effect.  For the avoidance of doubt, in the event that (X) all or any portion of the Debt Financing structured as high-yield financing has not been consummated, (Y) all conditions contained in Article VIII (other than those contained in the last sentence of each of Sections 8.2(a), 8.2(b), 8.3(a) and 8.3(b)) shall have been satisfied or waived and (Z) the bridge facilities contemplated by the Commitment Letter (or alternative bridge financing) and the proceeds thereof are available on the terms and conditions described in the Commitment Letter, then Parent and Sub shall cause the proceeds of such bridge financing to be used to replace such high-yield financing no later than the final day of the Marketing Period or, if earlier, the Termination Date. For purposes of this Agreement, “Marketing Period” shall mean the first period of 30 consecutive Business Days after the date hereof throughout which Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 7.12(b); provided that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Documents (which for this purpose shall include all documents filed by the Company with the SEC since December 31, 2004).

(b)  Prior to the Closing, the Company shall provide to Parent and Sub, shall cause its Subsidiaries and its and their respective officers and employees to, and shall use its reasonable best efforts to cause the advisors (including legal and accounting) of the Company and its Subsidiaries to, provide to Parent and Sub all cooperation reasonably requested by Parent in connection with the Financing, including using reasonable best efforts to timely (i) participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies on reasonable advance notice, (ii) assist with the preparation of materials, including business projections and similar materials, for rating agency, lender and investor presentations, offering documents, private placement memoranda, bank information and syndication memoranda, prospectuses, marketing materials and similar documents in connection with the Financing, including to cause management and other personnel to participate in related drafting sessions, and in the case of any prospectus or offering memorandum, prepared in accordance with customary practices for an offering of debt securities registered under the Securities Act or made pursuant to Rule 144A under the Securities Act, as the case may be, and consistent with the requirements of the Securities Act and the rules and regulations promulgated thereunder for such a registered offering and, in the case of an offering pursuant to Rule 144A, as customarily applied to such an offering, as the case may be, (iii) execute and deliver any definitive financing documents, including any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company with respect to solvency matters) and otherwise facilitating the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Parent or to execute and deliver other customary certificates, legal opinions, representations or other documents as may be reasonably requested by Parent (including consents of accountants for use of their reports in any materials relating to the Debt Financing), (iv) otherwise reasonably cooperate with the marketing efforts of Parent and its Affiliates and the financing sources for any of the Debt Financing, (v) furnish Parent and Sub and their Financing sources with financial and other pertinent information regarding the Company, including all financial statements and financial data of the type required under the Securities Act and of type and form customarily included in private placements of debt securities under Rule 144A of the Securities Act or registered offerings of debt securities under the Securities Act, to consummate any offering of securities contemplated by the Commitment Letter at the time during the fiscal year of the Company that such offering will be made, to be furnished as soon as practicable and no later than 35 Business Days prior to the Closing Date (the “Required Financial Information”), (vi) obtain accountants’ comfort letters, auditor’s reports in respect of audited financials and legal opinions, surveys and title insurance as reasonably requested by Parent, (vii) take all actions reasonably necessary to (x) permit prospective financing providers involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (y) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (viii) use reasonable best efforts to assist Parent in satisfying the conditions to funding under the Commitment Letter and (ix) take such corporate actions as shall be reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available at the Closing; provided, however, that (A) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (B) any offering documents, private placement memoranda or prospectuses in relation to debt securities need not be issued by the Company or any of its Subsidiaries prior to the Effective Time, provided that any such documents, memoranda or prospectuses may contain disclosure and financial statements with respect to the Company or the

Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor and (C) the Company shall not be required to become subject to any obligations under underwriting or placement agreements, pledge and security documents or other definitive financing documents prior to the Closing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation. The Company will use reasonable best efforts to obtain customary payoff letters with respect to the Company Credit Agreement and any other debt facilities being repaid or terminated in connection with the Closing as may be requested by Parent and to facilitate the satisfaction of the debt repayment conditions required for the consummation of the Financing.

(c)  Parent acknowledges and agrees that the consummation of the transactions contemplated by this Agreement is not conditioned upon the receipt by Parent of the proceeds of the Equity Funding Letters or the Commitment Letter and that any failure by Parent to have available at the time the conditions to Closing set forth in Article VIII are satisfied or capable of satisfaction all funds contemplated by the Equity Funding Letters and the Commitment Letter shall constitute a breach by Parent of this Agreement.

Section 7.13  Solvency Letter.  The parties shall engage, at the expense of the Company (except that, if the Closing does not occur, the Company and Sub shall share such expense equally), an appraisal firm of national reputation reasonably acceptable to Parent and the Company to deliver a letter in a form reasonably acceptable to the Board of Directors of the Company and addressed to the respective Boards of Directors of Parent and the Company and, if requested by them, the lenders providing the Financing indicating that, immediately after the Effective Time, and after giving effect to the Merger and the other transactions contemplated hereby, including the Financing, any alternative financing permitted by this Agreement and the payment of the aggregate Merger Consideration and all related fees and expenses, the Company will be Solvent.  Without limiting the generality of the foregoing, each of Parent and the Company shall use their respective reasonable best efforts to (a) make available to such appraisal firm their respective officers, employees and advisors upon reasonable notice and (b) provide or make available such information concerning the business, properties, assets and liabilities of the Company, in each case as may be reasonably requested by such appraisal firm in connection with the delivering of such letter.

Section 7.14  Exchange Rights Agreement.  The Company shall (i) cause ServiceMaster Consumer Services, L.P. to give the Call Notice (as defined in the Exchange Rights Agreement) promptly after the satisfaction of the Call Notice Condition (as defined in the Exchange Rights Agreement) if such Call Notice Condition is satisfied at any time prior to the Effective Time and (ii) use its reasonable best efforts to effect as promptly as practicable the tender provided for therein.

ARTICLE VIII
CONDITIONS PRECEDENT

Section 8.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)  Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)  No Injunction or Restraint.  No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court or other Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used their reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other order, including taking such action as is required to comply with Section 7.10, and to appeal as promptly as possible any injunction or other order that may be entered.

(c)  HSR Act.  Any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated, and the consents, authorizations or approvals from the Governmental Entities set forth in Section 4.5(ii) of the Company Letter, in form and substance reasonably satisfactory to Parent, shall have been received and no such consent, authorization or approval shall have been revoked.

(d)  Solvency Letter.  The respective Boards of Directors of Parent and the Company and, if requested by them, the lenders providing the Financing shall have received the letter referred to in Section 7.13 and such letter shall not have been withdrawn or modified in any material respect.

Section 8.2  Conditions to the Obligations of the Company to Effect the Merger.  The obligations of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a) Accuracy of Representations and Warranties.  The representations and warranties of Parent and Sub set forth in Section 5.1 (Organization), in Section 5.2 (Authority), in Section 5.6 (Capitalization and Interim Operations of Sub), in Section 5.7 (Financing Commitments) and in Section 5.8 (Brokers) shall be true and correct in all respects as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).  The representations and warranties of Parent and Sub contained in this Agreement (other than those listed in the preceding sentence) shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.  The Company shall have received a certificate signed on behalf of Parent and Sub by a duly authorized officer of Parent as to the effect of the preceding two sentences.

(b) Performance of Obligations.  Parent and Sub shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of Parent and Sub to be performed and complied with by them under this Agreement prior to Closing. The Company shall have received a certificate signed on behalf of Parent and Sub by a duly authorized officer of Parent as to the effect of the preceding sentence.

Section 8.3  Conditions to the Obligations of Parent and Sub to Effect the Merger.  The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a) Accuracy of Representations and Warranties.  The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization), in Section 4.4 (Authority), in Section 4.7(a), (b) and (c) (Absence of Material Adverse Change), in Section 4.14 (State Takeover Statutes) and in Section 4.23 (Brokers) shall be true and correct in all respects as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).  The representations and warranties of the Company set forth in Section 4.3 (Capital Structure) shall be true and correct as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).  The representations and warranties of the Company contained in this Agreement (other than those listed in the preceding two sentences) shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.  Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company as to the effect of the preceding two sentences.

(b) Performance of Obligations.  The Company shall have complied in all respects with its agreements and covenants set forth in Section 6.1(a) and 6.1(b), and shall have performed in all material respects all obligations and complied in all material respects with all other agreements and covenants of the Company to be performed and complied with by it under this Agreement prior to Closing.  Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company as to the effect of the preceding sentence.

ARTICLE IX
TERMINATION AND AMENDMENT

Section 9.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained:

(a)  by mutual written consent of Parent and the Company;

(b)  by either Parent or the Company:

(i)  if the Merger shall not have been consummated on or before December 31, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation or other breach under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before the Termination Date (excluding Parent’s obligations under Section 2.2 in the event that Parent and Sub fail to obtain the proceeds pursuant to the Financing (or alternative financing as permitted by Section 7.12(a)) necessary to pay the aggregate Merger Consideration, but only if Parent shall have complied with its obligations under Section 7.12(a));

(ii)  if any court or other Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree or ruling or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party who has not used its reasonable best efforts to cause such order to be lifted or otherwise taken such action as is required to comply with Section 7.10; or

(iii)  if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Stockholders Meeting or any adjournment or postponement thereof;

(c)  by Parent if the Company shall have breached any representation, warranty, covenant, obligation or other agreement contained in this Agreement that (i) would result in the failure of a condition set forth in Section 8.3(a) or 8.3(b) and (ii) cannot be or has not been cured prior to the earlier to occur of (x) 30 days after the giving of written notice to the Company of such breach and Parent’s intention to terminate this Agreement pursuant to this Section 9.1(c) or (y) the Termination Date;

(d)  by Parent if  the Board of Directors of the Company (i) shall not have recommended adoption of this Agreement to the Company’s Stockholders, (ii) shall have modified in any manner adverse to Parent or Sub or withdrawn its recommendation of adoption of this Agreement, (iii) shall have failed to include in any Proxy Statement the Company’s recommendation that its stockholders adopt this Agreement, (iv) fails to publicly reaffirm its recommendation of adoption of this Agreement within ten Business Days after receipt of a written request by Parent to provide such a reaffirmation following a Takeover Proposal being made public, (v) approves or recommends any Takeover Proposal, or (vi) shall have resolved to take any of the foregoing actions (including, in each case, pursuant to Section 6.2(d) or 6.2(e));

(e)  by the Company pursuant to Section 6.2(d);

(f)  by the Company if the Board of Directors of the Company withdraws or modifies its approval or recommendation of the Merger pursuant to Section 6.2(e); or

(g)  by the Company if Parent or Sub shall have (i) breached any of their respective representations, warranties, covenants, obligations or other agreements contained in this Agreement that (x) would result in the failure of a condition set forth in Section 8.2(a) or 8.2(b) and (y) cannot be or has not been cured prior to the earlier to occur of (1) 30 days after the giving of written notice to Parent or Sub, as applicable, of such breach and the Company’s intention to terminate this Agreement pursuant to this Section 9.1(g)(i) or (2) the Termination Date or (ii) failed to obtain the proceeds pursuant to the Financing (or alternative financing as permitted by Section 7.12(a)) necessary to pay the aggregate Merger Consideration and consummate the Merger and the other transactions contemplated hereby in accordance with the terms of this Agreement within five Business Days of the first date after the end of the Marketing Period upon which all conditions set forth in Sections 8.1 and 8.3 have been satisfied (or are capable of satisfaction by action taken at the Closing) or waived.

Section 9.2  Effect of Termination.  In the event of a termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective officers, directors, stockholders or Affiliates except with respect to Section 4.23, Section 5.8, Section 7.5, this Section 9.2 and Article X and the last sentence of each of Section 7.4 and Section 7.12(b); provided that nothing herein shall relieve any party from liability for losses or damages resulting from willful breach prior to such termination of any of such party’s representations, warranties, covenants or other agreements set forth herein that would reasonably be expected to cause any of the conditions set forth in Article VIII not to be satisfied, and provided further, that (i) in the event that the Merger is not consummated and this Agreement is terminated for any reason related to the failure of Parent and Sub to obtain the proceeds pursuant to the Financing (or alternative financing as permitted by Section 7.12(a)) necessary to pay the aggregate Merger Consideration and such failure is not due to Parent or Sub having otherwise willfully breached any of their representations, warranties, covenants or other agreements set forth herein prior to such termination, the sole and exclusive remedy of the Company against Parent, Sub and Guarantors shall be the right to terminate this Agreement pursuant to Section 9.1(g)(ii) and to receive payment of the Parent Termination Fee in accordance with Section 7.5(c) and the terms of the Guaranty of each Guarantor, and (ii) in no event shall the Company, on the one hand, or Parent, Sub and the Guarantors, on the other hand, be liable for, or seek to recover against the other party, any losses or damages with respect to this Agreement in excess of $200,000,000 in the aggregate (inclusive of any obligation to pay the Company Termination Fee or Parent Termination Fee, as applicable).  Each of the parties hereto acknowledges that the agreements contained in Section 7.5 and this Section 9.2 are an integral part of the transactions contemplated by this Agreement without which agreements, the parties would not enter into this Agreement and that none of the fees contemplated under Section 7.5(b) or (c) is a penalty.  Notwithstanding any other provision of this Agreement, the maximum liability of each Guarantor shall be limited to the express obligations of the Guaranty of such Guarantor.

Section 9.3  Amendment.  This Agreement may be amended by the parties hereto at any time before or after obtaining the Company Stockholder Approval, but if the Company Stockholder Approval shall have been obtained, thereafter no amendment shall be made that by law requires further approval by the Company’s stockholders without obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4  Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in such other parties’ representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance by such other parties with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X
GENERAL PROVISIONS

Section 10.1  Non-Survival of Representations and Warranties and Agreements.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 10.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

Section 10.2  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed, so long as a copy is sent the same day by overnight courier) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)  if to Parent or Sub, to:

CDRSVM Topco, Inc.
c/o Clayton, Dubilier & Rice Fund VII, L.P.
1403 Foulk Road, Suite 106
Wilmington, Delaware  19803
Facsimile: (302) 427-7398

with copies to:

Clayton, Dubilier & Rice, Inc.
375 Park Avenue, 18th floor
New York, New York 10152
Attn: Mr. Donald J. Gogel
Facsimile: (212) 407-5252

and

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attn: Franci J. Blassberg, Esq.
Facsimile: (212) 909-6836

(b)  if to the Company, to:

The ServiceMaster Company
860 Ridge Lake Boulevard
Memphis, Tennessee 38120
Attn: Chairman and Chief Executive Officer
Facsimile: (901) 766-1107

with copies to:

The ServiceMaster Company
3250 Lacey Road, Suite 600
Downers Grove, Illinois 60515
Attn: Senior Vice President and General Counsel
Facsimile: (630) 663-2266

and

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois  60603
Attn:  Thomas A. Cole and Dennis V. Osimitz
Facsimile:  (312) 853-7036

Section 10.3  Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 10.4  Entire Agreement; No Third-Party Beneficiaries.  Except for the Confidentiality Agreement, this Agreement (together with the Company Letter and the Parent Letter) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, SUB OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.  Parent, Sub and the Company hereby agree that their respective representations and warranties set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and that this Agreement, except for the provisions of Section 7.9 and Section 9.2 (with respect to affiliated parties) is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the accuracy or completeness of the representations and warranties set forth herein.

Section 10.5  Governing Law; Venue; Waiver of Jury Trial.  (a)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b)  The parties hereby irrevocably submit to the jurisdiction of the Delaware Court of Chancery (unless such court shall lack subject matter jurisdiction, in which case, in any state or federal court located in Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof and each of Parent and Sub hereby irrevocably appoints CT Corporation as its agent for service of process.

(c)  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES

AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5(c).

Section 10.6  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.7  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 10.8  Enforcement of this Agreement.  The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Subject to Section 7.5 and Section 9.2, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

Section 10.9  Obligations of Subsidiaries.  Whenever this Agreement requires any Subsidiary of Parent (including Sub) or of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of Parent or the Company, as the case may be, to cause such Subsidiary to take such action.

Section 10.10  Construction.  The parties have participated jointly in negotiation and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Signatures on following page]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

CDRSVM TOPCO, INC.

By:	/s/ Richard J. Schnall
Name: Richard J. Schnall
Title: President

CDRSVM ACQUISITION CO., INC.

By:	/s/ Richard J. Schnall
Name: Richard J. Schnall
Title: President

THE SERVICEMASTER COMPANY

By:	/s/ J. Patrick Spainhour
Name: J. Patrick Spainhour
Title: Chairman and Chief Executive Officer

Exhibit A

FORM OF GUARANTY

Limited Guaranty

Limited Guaranty, dated as of March 18, 2007 (this “Limited Guaranty”), by [__________] (the “Guarantor”) in favor of The ServiceMaster Company, a Delaware corporation (the “Company”).  Reference is hereby made to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 18, 2007, among the Company, CDRSVM Topco, Inc., a Delaware corporation (“Parent”), and CDRSVM Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

1.             Limited Guaranty.  The Guarantor hereby irrevocably and unconditionally guarantees to the Company, the payment, if and when due, of [     ]% 1 of (i) the Parent Termination Fee by Parent pursuant to Section 7.5(c) of the Merger Agreement and (ii) any damages payable by Parent and Sub pursuant to Section 9.2 of the Merger Agreement, in each case subject to the terms and limitations of Section 9.2 of the Merger Agreement (collectively, the “Guaranteed Obligations”); provided that in no event shall Guarantor’s liability under this Limited Guaranty exceed $[     ] million in the aggregate (the “Maximum Amount”),2 and provided, further, that this Guaranty will expire and will have no further force or effect, and the Company and its Affiliates will have no rights hereunder, in the event that the Closing occurs.  The Company hereby agrees that the Guarantor shall in no event be required to pay more than the Maximum Amount under or in respect of this Limited Guaranty.

2.             Terms of Limited Guaranty.

(a)           This Limited Guaranty is one of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guaranty, irrespective of whether any action is brought against Parent or Sub or any other Person or whether Parent or Sub or any other Person are joined in any such action or actions.

(b)  The liability of the Guarantor under this Limited Guaranty shall, to the fullest extent permitted under applicable law, be absolute and unconditional irrespective of:

(i)  the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement or any other agreement or instrument referred to herein, other than by reason of fraud by the Company;

(ii)  any release or discharge of any obligation of Parent or Sub contained in the Merger Agreement resulting from any change in the corporate existence, structure

1 To insert for applicable Guarantor pro rata portion of Maximum Amount.

2 Maximum amount will be the dollar amount of the pro rata percentage of the applicable Guarantor.

or ownership of Parent or Sub, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Sub or any of their assets;

(iii)  any amendment or modification of the Merger Agreement, or change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection therewith;

(iv)  the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Sub or the Company, whether in connection with any Guaranteed Obligation or otherwise; or

(v)  any other act or omission that may or might in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than payment of the Guaranteed Obligations).

(c)  The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Limited Guaranty or acceptance of this Limited Guaranty.  The Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guaranty, and all dealings between Parent, Sub or the Guarantor, on the one hand, and the Company, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guaranty.  When pursuing its rights and remedies hereunder against the Guarantor, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent or Sub or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent or Sub or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of Parent or Sub or any such other Person or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

(d)  The Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations hereunder.  In the event that any payment to the Company in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made.

3.             Waiver of Acceptance, Presentment; Etc.  The Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, other than defenses that are available to Parent or Sub (i) under the Merger Agreement, (ii) in respect of a breach by the Company of this Limited Guaranty and (iii) in respect of fraud or willful misconduct of the Company or any of its Affiliates in connection with the Merger Agreement or the transactions contemplated thereby.

4.             Sole Remedy.  The Company acknowledges and agrees that the sole cash asset of each of Parent and Sub is cash in a de minimis amount and that no additional funds are expected to be contributed to Parent or Sub unless the Closing occurs.  The Company further agrees that it has no right of recovery against Guarantor or any of Guarantor’s current or future stockholders, holders of any equity or partnership interest, employees, agents or Affiliates (other than any Affiliate that has executed a limited guaranty in favor of the Company, to the extent of such Affiliate’s obligations under such guaranty) (collectively, “Guarantor Affiliates”), through Parent or Sub or otherwise, whether by or through attempted piercing of the corporate veil or similar action, by or through a claim by or on behalf of Parent or Sub against Guarantor or any Guarantor Affiliate, or otherwise, except for its rights under this Limited Guaranty provided, however, that in the event the Guarantor (i) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of the Guarantor’s remaining net assets plus uncalled capital is less than the Maximum Amount, then, and in each such case, the Company may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statue, regulation or other applicable law, against such continuing or surviving entity or such Person (in either case, a “Successor Entity”), as the case may be, but only to the extent of the unpaid liability of the Guarantor hereunder up to the Maximum Amount.  Recourse against the Guarantor under this Limited Guaranty shall be the sole and exclusive remedy of the Company and all of its Affiliates against the Guarantor and any Guarantor Affiliate (other than against Parent or Sub for non-monetary damages) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby.  The Company hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against the Guarantor or any Guarantor Affiliate (other than against Parent or Sub for non-monetary damages) except for claims against the Guarantor under this Limited Guaranty.  Nothing set forth in this Limited Guaranty shall affect or be construed to affect any liability of Parent or Sub to the Company or shall confer or give or shall be construed to confer or give to any Person other than the Company (including any Person acting in a representative capacity) any rights or remedies against any Person other than the Guarantor as expressly set forth herein.

5.             Subrogation.  The Guarantor will not exercise any rights of subrogation or contribution, whether arising by contract or operations of law (including, without limitation, any such right arising under bankruptcy or insolvency laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations have been paid in full.

6.             Termination.  This Limited Guaranty shall terminate upon the earlier of (i) the Closing and (ii) the first anniversary of any termination of the Merger Agreement in accordance with its terms if the Company has not presented a claim for payment of any obligation of Guarantor hereunder to Guarantor by such first anniversary.  In the event that the Company or any of its Affiliates asserts in any litigation or other proceeding (i) relating to this Limited Guaranty, (ii) relating to any Limited Guaranty of any other Person liable with respect to the Guaranteed Obligations or (iii) against Guarantor, any Guarantor Affiliate or other Person liable with respect to the Guaranteed Obligations, that (x) the provisions of Section 1 hereof limiting Guarantor’s liability to the Maximum Amount, (y) the provisions of Section 4 hereof or (z) any similar provisions of any other Limited Guaranty of any other Person with respect to the Guaranteed Obligations, are illegal, invalid or unenforceable in whole or in part, the obligations of the Guarantor under this Limited Guaranty shall terminate and shall thereupon be null and void, and upon such termination, none of Guarantor and any Guarantor Affiliate shall have any liability or obligation to the Company or any of its Affiliates in respect of this Limited Guaranty, the Merger Agreement or the transactions contemplated hereby and thereby.

7.             Continuing Guaranty.  Unless terminated pursuant to the provisions of Section 6 hereof, this Limited Guaranty is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Company and its respective successors, transferees and assigns.  All obligations to which this Limited Guaranty applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.  Notwithstanding anything to the contrary contained in this Guaranty, the Company hereby agrees that to the extent Parent and Sub are relieved of any of their representations, warranties, covenants or agreements contained in the Merger Agreement so as to render Section 9.2  of the Merger Agreement inapplicable, or Parent is relieved of its  payment obligations under Section 7.5(c) in respect of the Parent Termination Fee, the Guarantor shall be similarly relieved of its Guaranteed Obligations under this Guaranty.

8.             Entire Agreement.  This Limited Guaranty and the Merger Agreement constitute the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Sub and the Guarantor or any of their respective Affiliates on the one hand, and the Company or any of its Affiliates on the other hand.

9.             Amendments and Waivers.  No amendment or waiver of any provision of this Limited Guaranty will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Company, or in the case of waiver, by the party against whom the waiver is to be effective.  No waiver by any party of any breach or violation of, or default under, this Limited Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guaranty will operate as a waiver thereof.

10.           Counterparts.  This Limited Guaranty may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  This Limited Guaranty will become effective when duly executed by each party hereto.

11.           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed, so long as a copy is sent the same day by overnight courier) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           If to the Guarantor, to:

[Guarantor]
[______________]
[______________]
[______________]
Attn: [__________]
Facsimile: [__________]

with a copy to:

[______________]
[______________]
[______________]
[______________]
Attn: [__________]
Facsimile: [__________]

(b)  if to the Company, to:

The ServiceMaster Company
860 Ridge Lake Boulevard
Memphis, Tennessee 38120
Attn: Chairman and Chief Executive Officer
Facsimile: (901) 766-1107

with copies to:

The ServiceMaster Company
3250 Lacey Road, Suite 600
Downers Grove, Illinois 60515
Attn: Senior Vice President and General Counsel
Facsimile: (630) 663-2266

and

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois  60603
Attn:  Thomas A. Cole and Dennis V. Osimitz
Facsimile:  (312) 853-7036

12.           Governing Law.  This Limited Guaranty, the rights of the parties and all actions arising in whole or part under or in connection herewith, shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

13.           Jurisdiction; Venue; Waiver of Service of Process.

(a)  Jurisdiction.  Each party to this Limited Guaranty, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of Delaware or the United States District Court located in the District of Delaware for the purpose of any action between the parties arising in whole or in part under or in connection with this Limited Guaranty, (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Limited Guaranty or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such action other than before one of the above-named courts.  Notwithstanding the previous sentence a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)  Venue.  Each party agrees that for any action between the parties arising in whole or in part under or in connection with this Limited Guaranty, such party will bring actions only in the State of Delaware.  Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c)  Service of Process.  Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Limited Guaranty in any manner permitted by Delaware Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

14.           Waiver of Jury Trial.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS LIMITED GUARANTY OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS LIMITED GUARANTY OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

15.           Representations and Warranties.  The Guarantor hereby represents and warrants to the Company that (a) it has all power and authority to execute, deliver and perform this Limited Guaranty; (b) the execution, delivery and performance of this Limited Guaranty by the Guarantor has been duly and validly authorized and approved by all necessary company action, and no other proceedings or actions on the part of the Guarantor are necessary therefor; (c) this Limited Guaranty has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against the Guarantor in accordance with its terms; (d) the execution, delivery and performance by the Guarantor of this Limited Guaranty do not and will not (i) violate the organizational documents of the Guarantor, (ii) violate any applicable law or judgment binding on the Guarantor or its assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract or agreement to which the Guarantor is a party; and (e) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its Guaranteed Obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect in accordance with Section 7 hereof.

16.           No Assignment.  Neither the Guarantor nor the Company may assign its rights, interests or obligations hereunder to any other Person (except by operation of law) without the prior written consent of the Company (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Company).

17.           Severability.  Any term or provision of this Limited Guaranty that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 4 and 5 hereof.  No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Limited Guaranty or any part hereof is invalid, illegal or unenforceable.

18.           Headings.  The headings contained in this Limited Guaranty are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

*   *   *   *   *

IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guaranty as of the date first written above.

[GUARANTOR]

Name:
Title:

THE SERVICEMASTER COMPANY

By:
Name:
Title:

Exhibit B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

THE SERVICEMASTER COMPANY

(amended as of                 , 2007)

ARTICLE ONE
NAME

1.1           The name of the corporation is:

The ServiceMaster Company

The corporation was originally incorporated under the name “ServiceMaster Incorporated of Delaware” by means of a Certificate of Incorporation filed on September 11, 1991.

ARTICLE TWO
REGISTERED OFFICE AND REGISTERED AGENT

2.1           The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801.  The name of its registered agent at such address is Corporation Trust Company.  The corporation’s books, records, documents and other papers may be maintained outside the State of Delaware.

ARTICLE THREE
PURPOSE

3.1           The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR
AUTHORIZED SHARES

4.1           The total number of shares of all classes of capital stock which the corporation has the authority to issue is [                ] shares of common stock with a par value of $[    ] per share.

ARTICLE FIVE
EXISTENCE

5.1           The corporation shall have perpetual existence.

ARTICLE SIX
DIRECTORS

6.1           The number of directors of the corporation shall be determined in the manner prescribed in the Bylaws of the corporation.  Elections of directors need not be by written ballot unless the Bylaws of the corporation so provide.

ARTICLE SEVEN
BYLAWS

7.1           The directors of the corporation shall have the power to amend or replace the Bylaws of the corporation.

ARTICLE EIGHT
LIMITATION ON DIRECTORS’ AND OFFICERS’ PERSONAL LIABILITY

8.1           Basic Standard.  No person shall have any liability of any kind by reason of Relevant Loss (defined below) caused in whole or in part by any act or failure to act which shall have occurred while such person shall have been an officer or director of the corporation except: (i) obligations arising under the express terms of any written contract to which such person is a party; (ii) the obligation to return to the corporation an amount up to the value actually realized by such person by stealing or by any other action which constitutes a criminal felony; (iii) any liability imposed by contract or applicable law which is founded on, arises from or is related to activities by such person (or such person’s agents or affiliates) which are in competition with any business of the corporation or any of its Affiliates; and (iv) any other liability from which it shall not be possible to exempt such person under applicable law either as constituted on the date on which this Amended and Restated Certificate of Incorporation is filed with the Secretary of State of Delaware (the “Filing Date”) or at any time thereafter.  The term “Relevant Loss” designates and includes any loss, damage or expense of any kind (i) experienced for any reason by the corporation or by any entity controlled by the corporation (ii) which any person may experience by reason of any purchase (or failure to purchase), maintenance of an interest in, sale (or failure to sell) or failure to obtain payment of any amount due on any note, debenture, preferred stock, common stock or other security issued or issuable by the corporation or (iii) which shall otherwise be caused in whole or in part by or arise in connection with (or would not have occurred but for) such person’s service as a director or officer of the corporation.  Without limiting by implication the generality of the preceding provisions in this Section 8.1, every director of the corporation shall be exempt (except to the extent expressly set forth below) from any personal liability to the corporation or any of the corporation’s stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by (i) Section 102(b)(7) of the General Corporation Law of the State of Delaware as constituted on the Filing Date or (ii) any provision of the law of the State of Delaware as constituted at any time after the December 11, 1991.

8.2           Amount of Liability.  The maximum liability to which any person shall be obligated to pay with respect to any liability which such person shall have under clauses (ii) or (iv) in the first sentence in Section 8.1 shall be an amount equal to the value of the personal benefit wrongfully realized by such person by means of the act or failure to act giving rise to such liability.

8.3           Effect of Change in Law.  In the event there shall after December 11, 1991 be any change in any law relevant to the extent to which a person may be exempted from liability by reason of any act or failure to act which occurs while such person shall be an officer or director of the corporation, then (i) if such change permits a broader exemption than permitted prior to such change, the exemption provided by this Article Eight shall automatically be increased to the fullest extent which is permitted by such change and is not precluded by any of the express provisions in clauses (i), (ii), (iii) or (iv) of the first sentence of Section 8.1 and (ii) if such change reduces the amount of the exemption from liability it is possible to grant or provide to a director or officer, this Article Eight shall be construed to eliminate or minimize as much as possible the extent to which such change shall reduce the protection provided by this Article Eight.  Whenever possible, each provision in this Article Eight shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Article Eight shall be held to be prohibited by or invalid under applicable law, then (i) such provision shall be applied to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (ii) all other provisions in this Article Eight shall remain in full force and effect.

8.4           Amendment of this Article Eight.  The terms in this Article Eight are expressly intended to constitute a contract between the corporation and each person who shall at any time serve as an officer or director of the corporation.  Each person who shall at any time serve as an officer or director of the corporation shall be entitled to rely (and shall be conclusively presumed to have relied) upon the protection provided by this Article Eight.  No amendment or repeal of this Article Eight or of any other provision in this Certificate of Incorporation, no merger of the corporation into any other corporation, no liquidation or dissolution of the corporation or any other development of any kind shall diminish in any way the extent of the protection provided by this Article Eight with respect to any act or failure to act which shall have occurred prior to such amendment, repeal, merger, liquidation, dissolution or other development.

ARTICLE NINE
INDEMNIFICATION

9.1           Covered Service.

9.1.1  Basic Scope.  The term “Covered Service” designates and includes: (a) service as a director or officer of the corporation; (b) service by a person while he or she is an officer or director of the corporation (i) as an agent or representative of the corporation, (ii) in any other capacity with the corporation, (iii) as a director, officer, employee, agent or representative of, or in any other capacity with, any Affiliate, (iv) in any capacity with any Employee Plan, and (v) in any other capacity in which such person shall have been asked to serve by the corporation’s Board of Directors or Chief Executive Officer; (c) any services which constituted “Covered Service” under the Amended and Restated Agreement of Limited Partnership for ServiceMaster Limited Partnership; and (d) any other service of any kind by any person with any organization or entity of any kind (whether or not affiliated with the corporation) which shall be designated in writing as Covered Service by a majority of the members of the corporation’s Board of Directors or by the corporation’s Chief Executive Officer.  Service shall be deemed to constitute “Covered Service” if it is so designated by the terms in the preceding sentence regardless of whether it shall have been performed prior to, at, or after the time this Article Nine shall have become part of the corporation’s Certificate of Incorporation.  Any person shall be entitled to rely upon any written confirmation provided by the Corporation’s Chief Executive Officer or by the Corporation’s Board of Directors that service by such person in any capacity specified in such confirmation will constitute Covered Service and to rely upon the protection afforded by this Article Nine in connection with such service.  In no event shall the failure to obtain any written confirmation that any service is covered by this Article Nine take away or in any way impair the right of the person providing such service to receive any payment under this Article Nine if such person is entitled to receive such payment in connection with such service under the provisions in this Article Nine.

9.1.2  Officer.  Service in any of the following capacities shall be deemed to be service as an officer of the corporation:  Chairman of the Board of Directors; Vice Chairman of the Board of Directors; President; Chief Executive Officer; Chief Operating Officer; Executive Vice President; Senior Vice President; Vice President;  Chief  Financial Officer; Chief Accounting Officer; General Counsel or Chief Legal Officer; Secretary, Treasurer; or Controller; or President or Chief Operating Officer of any Affiliate.

9.1.3  Affiliate.  Any corporation or other entity shall be deemed to be an “Affiliate” for purposes of this Article Nine if the corporation or other entity shall (i) be a subsidiary of the corporation or otherwise be controlled directly or indirectly by the corporation, (ii) have the right or power to control the corporation, or (iii) be controlled by the same corporation, entity or group which controls the corporation.

9.1.4  Employee Plan.  The term “Employee Plan” whenever it is used in this Article Nine designates and includes: (i) any pension plan, employee stock ownership plan, profit sharing plan, option plan or other plan or program established to benefit any employees of the corporation, any Affiliate, or any predecessor of the corporation or any Affiliate and (ii) any trust or other entity which shall hold any assets for any Employee Plan.

9.2           General Indemnification Right.  Except as otherwise provided in Section 9.3, the corporation shall indemnify any person against, and shall reimburse such person for any amount which such person shall pay to satisfy, settle or otherwise deal with, any attempt to impose any liability or obligation of any kind upon such person if such attempt or such liability or obligation or both shall arise in connection with or by reason of, or would not have arisen but for, Covered Service by such person (or any agreement by such person to serve as a director or officer of the corporation or to provide other Covered Service) including, but not limited to: (i) any claim resulting from any loss, injury, damage, harm or other disadvantage which the corporation, any Affiliate, any Employee Plan or any person who acquires, holds, or disposes of any interest in any security issued by the corporation suffers or is alleged to have suffered; (ii) any claim resulting from any act or failure to act by any person which is (or is alleged to be) beyond the scope of his or her authority, contrary to instructions or orders or contrary to his or her duties or applicable law; and (iii) any attempt by any governmental authority or other person to impose any fine or penalty or to obtain any other recovery by reason of any actual or alleged breach of any law or other governmental requirement.

9.3           Express Coverage Exclusions.  Except to the extent the corporation shall otherwise expressly agree in writing, the corporation shall not be obligated under this Article Nine to reimburse any person for or otherwise indemnify any person against: (a) any obligation the person may have under any written contract except to the extent such obligation arises by reason of any action taken by such person to satisfy, settle or otherwise deal with any claim against which such person is entitled to indemnification from the corporation under this Article Nine or otherwise; (b) any income taxes payable by reason of salary, bonus or other income or gain actually realized by such person in connection with any Covered Service; (c) any liability imposed by contract or applicable law which is founded on, arises from or is related to activities by such person (or such person’s agents or affiliates) which are in competition with any business of the corporation or any of its Affiliates; and (d) any obligation to pay an amount up to the value personally realized by such person by stealing or by any other action which constitutes a criminal felony.  Except as provided in Section 9.8 or Section 9.9, the corporation shall not be obligated under this Article Nine to indemnify any person in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board of Directors of the corporation.

9.4           Applicable Law.

9.4.1  “Delaware Law”  Defined.  The term “Delaware Law” whenever it is used in this Article Nine means the law of the State of Delaware (including, but not limited to, the General Corporation Law of the State of Delaware) as constituted after giving effect to all changes therein to which effect is to be given for purposes of this Article Nine under the provisions in Section 9.4.4.

9.4.2  Full Delaware Indemnification.  Without limiting by implication any other provision in this Article Nine, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation, agreed to serve as a director or officer of the corporation or is or was providing any other Covered Service, whether the basis of such proceeding is alleged action in an official capacity as a director or officer of the corporation or in any other Covered Service position, shall, except as otherwise provided in Section 9.3, be indemnified and held harmless by the corporation to the fullest extent authorized by Delaware Law against all expense, liability and loss (including attorneys’ fees, judgments, fine, excise taxes or penalties arising under the Employee Retirement Income Security Act as amended from time to time and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer of the corporation or to provide any other Covered Service and shall inure to the heirs, executors and administrators of such person.

9.4.3  Compliance With Applicable Law.  This Article Nine is expressly intended to entitle each Covered Person to obtain indemnification and payments in accordance with and subject to the provisions of this Article Nine to the fullest extent permitted by applicable law and to waive or render inapplicable to the fullest extent permitted by applicable law any provision in applicable law which would impose any condition or limitation upon, or otherwise impair or prohibit the enforcement of, any provision in this Article Nine.  Every provision in this Article Nine is subject to the qualifications that if after giving effect to the provisions in the preceding sentence: (i)  applicable law prohibits the corporation from making any payment or providing any indemnification otherwise required by the express terms of this Article Nine unless any condition is satisfied, then the condition mandated by applicable law must be satisfied before such payment or indemnification may be provided; (ii) applicable law limits the amount of any payment or indemnification which the corporation may provide, then the corporation shall comply with such limitation; or (iii) applicable law otherwise precludes enforcement of any provision in this Article Nine, then such provision shall be applied to accomplish the objective of the provision as originally written to the fullest extent permitted by applicable law.  In no event shall any condition, limitation, or other restriction imposed upon any provision in this Article Nine by applicable law be deemed to limit, impair or eliminate any other provision in this Article Nine.

9.4.4  Effect of Changes in Applicable Law.  In the event that after December 11, 1991 there shall be any change in any law or other governmental requirement relevant to any provision in this Article Nine, then: (a) to the extent that such change shall increase the amount of any payment, indemnification or other benefit provided by Section 9.4.2 or any other provision in this Article Nine or shall reduce or eliminate any condition, limitation or prohibition imposed prior to such change by applicable law (but not also by Section 9.3) upon the enforcement of any provision in this Article Nine, (i) such change shall apply to this Article Nine, (ii) shall apply retroactively to the extent possible and (iii) any condition to, limitation upon or prohibition upon the enforcement of any provision in this Article Nine imposed by applicable law prior to such change but eliminated by such change shall cease to apply after such change to claims for indemnification or payment under this Article Nine based in whole or in part on any act or failure to act which occurred prior to or after such change and (b) to the extent that such change shall reduce the amount of any payment, indemnification or benefit provided by Section 9.4.2 or any other provision in this Article Nine or shall increase or impose any condition to, limitation upon, or prohibition against the enforcement of any right available to a Covered Person under this Article Nine, (i) this Article Nine shall be construed to be subject to such change to the least extent possible (such as for example by qualifying under any “grandfather” provision in such change and/or by evidencing the intent by the corporation, its Board of Directors and its stockholders that the corporation not be subject to such change) and (ii) such change shall to the extent possible not apply to impair rights arising in whole or in part by reason of any act or failure to act which occurred before such change became effective.

9.5           Covered Claim.  The term “Covered Claim” whenever it is used in this Article Nine designates and includes: (i) any action, suit, or proceeding (whether civil, criminal, administrative or investigative) in connection with which any person shall be entitled to any payment or indemnification under or by reason of this Article Nine and (ii) any other attempt to impose any liability or obligation upon any person in connection with which the corporation shall be obligated to provide any payment or indemnification under or by reason of this Article Nine.

9.6           Covered Person.  Each of the following shall be deemed a “Covered Person” for purposes of this Article Nine: (a) any person who served or shall serve at any time as a director or officer of the corporation and (b) any other person who provided or shall provide Covered Service at any time.  In the event any particular Covered Person shall become incapacitated or die, then (a) the corporation shall become obligated to provide indemnification and payments to each person to whom responsibility for any Covered Claim shall pass by reason of such incapacity or death to the same extent the corporation would have been obligated to provide indemnification and payments to the Covered Person if such incapacity or death had not occurred and (b) each person to whom the Covered Person’s rights shall pass by reason of such incapacity or death (i) shall be entitled to enforce all rights arising under or by reason of this Article Nine to the same extent to which the Covered Person could have enforced such rights if such incapacity or death had not occurred and (ii) shall also be deemed to be a “Covered Person” for purposes of this Article Nine.

9.7           Defense Arrangements.

9.7.1  Common Defense.  If any Covered Claim shall be asserted against both the corporation and any Covered Person then the corporation shall assume responsibility for investigating, defending against and dealing with such Covered Claim on behalf of both the corporation and such Covered Person if and to the extent the corporation shall be requested to do so by such Covered Person and to the extent the corporation can do so without conflict of interest.

9.7.2  Separate Defense.  Each Covered Person shall be entitled to defend against and deal with any Covered Claim which shall be asserted against such Covered Person in such manner as such Covered Person reasonably deems to be in such Person’s best interests, including retention of counsel to investigate and deal with such claim, payment of the full amount claimed, settlement of such claim or defense against such claim to ultimate resolution.

9.7.3  Reimbursement of Defense Costs.  The corporation shall reimburse any Covered Person for any payment made by such person for any legal fees or other expenses reasonably incurred by such person in order to investigate, evaluate, defend against, pay in full, settle or otherwise deal with (i) any Covered Claim or (ii) any development or state of facts which could give rise to a Covered Claim.

9.8           Payment Procedure.

9.8.1  Payment Request.  The person who is entitled under or by reason of this Article Nine to receive any payment (or to cause such payment to be made directly to an ultimate recipient pursuant to Section 9.11 of this Article Nine) shall be entitled to deliver to the corporation a written document which: (i) shall request payment from the corporation in an amount specified in the document; (ii) shall contain a succinct explanation which the person requesting such payment in good faith believes to be adequate to demonstrate that the corporation is obliged to make such payment under or by reason of this Article Nine; (iii) shall contain a commitment to repay the corporation any amount which the corporation shall pay in response to such request but which a Final Court Determination shall hold the corporation was not obligated to pay; (iv) shall specify the place within the United States to which any payment or communication made by the corporation in response to such request shall be sent; and (v) shall be signed by or on behalf of the person (who is herein called the “Requestor” in relationship to such document) entitled to receive the amount requested or to require the corporation to pay the amount requested under the provision in Section 9.11.  Any document having the characteristics described in the preceding sentence shall be deemed a “Payment Request” for purposes of this Article Nine, and the date upon which such document shall be received by the corporation shall be deemed the “Request Date” for that Payment Request and any amount requested therein.  Each of the following shall be deemed to be an “amount requested” in any Payment Request: (a) the amount which the corporation shall be requested to pay in such Payment Request (which shall also be deemed the “Full Amount Requested” for purposes of this Article Nine); (b) any amount which the corporation shall pay in response to such Payment Request or the circumstance giving rise to such Payment Request (whether voluntarily, in settlement of a Contested Issue, as a result of a Final Court Determination or otherwise); and (c) any amount which the corporation shall be held in a Final Court Determination to be obligated to pay in response to such Payment Request or by reason of circumstances giving rise to such Payment Request.  Without limiting by implication the generality of the preceding provisions, any Covered Person shall be entitled to submit any number of Payment Requests in connection with any Covered Claim, each covering a portion of the total amount owed by the corporation in connection with such Covered Claim.  A Covered Person shall for example be entitled to submit a separate Payment Request covering each bill for legal services for which such Covered Person shall be entitled to reimbursement when such bill is received.

9.8.2  Position Report.  The term “Position Report” when applied with respect to any Payment Request means a written statement signed on behalf of the corporation by its Chief Executive Officer, Chief Financial Officer or General Counsel (a) affirming that the corporation has made such investigation as is necessary in order to enable the corporation to provide the Position Report on an informed basis, (b) identifying (i) any condition which the corporation believes must be satisfied before the corporation will be obligated to pay all or any part of the Full Amount Requested, (ii) any other action which the corporation believes must be taken by the corporation, the Requestor or any other person before the corporation will become obligated to pay any amount requested, (iii) any other reason the corporation believes it is not obligated to pay all or any part of the Full Amount Requested, and (iv) the actions the corporation has taken or intends to take in response to the requirements in Section 9.8.4 and the status of such actions.

9.8.3  Initial Response.  The “Initial Response Deadline” for any Payment Request shall be the tenth day immediately following the Request Date.  Payment by the corporation of the Full Amount Requested in any Payment Request shall be due on the Initial Response Deadline unless the corporation shall on or before the Initial Response Deadline deliver to the place prescribed in the Payment Request a Position Report among other things explaining why the corporation believes it is not obligated to pay the Full Amount Requested on or before the Initial Response Deadline.  Not later than the Initial Response Deadline for any Payment Request, the corporation shall deliver to the place specified in a Payment Request either (a) payment of the Full Amount Requested or (b) all of the following:  (i) a Position Report prepared in accordance with Section 9.8.2 in response to such Payment Request and (ii) payment for any portion of the Full Amount Requested for which the corporation shall not have provided in its Position Report any good reason to believe the corporation is not obligated to make such payment on the Initial Response Deadline.  Without limiting by implication the generality of the preceding provisions, the corporation shall become irrevocably and unconditionally obligated to pay on the Initial Response Deadline relating to any Payment Request any portion of the Full Amount Requested for which the corporation shall not supply in a Position Report or shall not supply any Position Report delivered in accordance with the requirements in this Section 9.8.3 a good reason to believe the corporation is not obligated to pay such portion on the Initial Response Deadline, and the corporation shall not thereafter have the right to contest its obligation to pay such portion.

9.8.4  Conditions Clearance.  The Final Response deadline for any Payment Request shall be the 30th day after the Request Date for that Payment Request.  If the corporation shall conclude that any determination by its Board of Directors shall be required to enable the corporation to determine whether or not it will be able to pay any amount requested, then the corporation shall obtain such determination not later than the Final Response Deadline, and if the corporation shall not have obtained on or before the Final Response Date a determination by its Board of Directors on any given issue relevant to any Payment Request, the corporation shall be deemed to have waived the right to obtain the determination from its Board and the relative rights and obligations of the corporation and the Requestor shall on the Final Response Deadline become what they would have been if the Board had resolved such issue in favor of the Requestor.  The Corporation shall promptly advise the Requestor of any other information from the Requestor which the Requestor believes necessary (i) to enable the corporation to pay the Full Amount Requested or (ii) to cause the corporation to become obligated to pay all or any part of the Full Amount Requested.  The corporation shall in addition at its expense use its best efforts to take or cause to be taken promptly such other actions as shall be necessary (i) to determine whether it is required to make all or any part of the Full Amount Requested and (ii) to cause any amount requested which the Corporation is obligated to pay to be paid as soon as possible after the conditions to such payment are satisfied.  If the corporation shall not have paid the Full Amount Requested on or before the Final Response Deadline, the corporation shall provide the Requestor a Position Report on the Final Response Deadline and shall provide the Requestor with subsequent Position Reports thereafter as often as the Requestor shall reasonably request (which if the Requestor shall request shall not in any event be supplied less frequently than at 30-day intervals) until the corporation shall have completed all actions the corporation is obligated to take on under or by reason of this Section 9.8.4.

9.8.5  Freedom for Action.  Neither the corporation, any member of its Board of Directors nor any other person shall have any liability by reason of any decision to pay any amount requested or any payment of any amount requested unless (i) the decision to make such payment shall have been made in bad faith, (ii) there shall be a Final Court Determination concluding that the corporation was prohibited by this Article Nine or by applicable law from making such payment, (iii) such person’s action constitutes gross negligence or willful misconduct, and (iv) all other requirements necessary to hold such person liable by reason of such payment (after giving effect among other things to all other provisions in this Certificate of Incorporation, the corporation’s Bylaws and applicable law) are satisfied.

9.8.6  Resolution of Contested Issues by Designated Counsel.

9.8.6.1  Designation.  If the corporation and any Requestor who shall have delivered any Payment Request shall agree in writing that any lawyer or law firm shall serve as Designated Counsel, the such lawyer or law firm shall be Designated Counsel to the extent prescribed in such agreement.  Without limiting by implication the generality of the preceding sentence, if the corporation and any Covered Person shall enter into a written agreement under which they shall agree that any law firm designated in (or in a manner prescribed in) such agreement shall serve as Designated Counsel for purposes of any issue relevant to whether the corporation is obligated or entitled to make any payment requested by the Covered Person (whether pursuant to this Article Nine or otherwise and including, but not limited to, issues which have not arisen or are unknown at the time such agreement shall be made), then such law firm shall serve as Designated Counsel for the purpose of issues involving the corporation and that Covered Person to the extent prescribed by that agreement.

9.8.6.2  Designated Counsel’s Opinion.  If the corporation shall not have paid the Full Amount Requested in any Payment Request on or prior to the Initial Response Deadline for that Payment Request, and if a Designated Counsel shall have been appointed pursuant to Section 9.8.6.1 with authority to determine whether and to what extent the corporation shall be obligated to pay the Full Amount Requested, then the corporation shall use its best efforts to cause the Designated Counsel to issue on the Final Response Deadline or as soon thereafter as reasonably possible a letter addressed to the corporation and the Requestor in which the Designated Counsel shall render an opinion as to what the final outcome would be if all issues upon which the corporation and the Requestor disagree relevant to determining whether and to what extent the corporation is required to pay the Full Amount Requested were determined by a Final Court Determination.  In rendering such opinion, such counsel shall have the right to render any determination under Section 145(d) of the Corporation Law relevant to such request (and shall do so if either the corporation or the Requestor requests it to do so), and if such counsel shall make any such determination which differs from the determination by the corporation’s Board of Directors or stockholders, such counsel’s determination shall supersede the determination by the Board and/or the stockholders and shall control.  Within 5 days after the Designated

Counsel’s opinion is issued, (i) the corporation shall pay to the Requestor such amount as in the opinion of the Designated Counsel the corporation would be obligated to pay if all issues relevant to the Payment Request involved were resolved by a Final Court Determination and (ii) the corporation shall not thereafter have the right to contest its obligation to make such payment.  For purposes of this Article Nine, the term “Section 145(d) of the Delaware Corporation Law” means the provisions in Section 145(d) of the General Corporation Law of the State of Delaware as constituted after giving effect to all changes in that section which shall have occurred between December 11, 1991 and the time at which such section shall be applied; provided that if Section 145(d) shall be replaced by any other statute, then the term shall be construed to refer to the replacement statute as constituted at the time as of which the term shall be applied.

9.8.6.3  Designated Counsel Not Guarantor.  No lawyer or law firm which shall be designated as Designated Counsel under this Article Nine shall have any liability to the corporation, any Covered Person or anyone else (i) by reason of the fact that the Final Court Determination of any issue covered by such opinion shall for any reason be different from the outcome predicted in any opinion by such counsel or (ii) for any other act or failure to act under or in connection with this Article Nine.

9.8.6.4  Designated Counsel Fees.  The corporation shall pay all charges made by any Designated Counsel for services performed in connection with this Article Nine.  If the corporation shall fail to promptly make any payment required by the preceding sentence, then any Covered Person interested in any issue decided by such counsel may elect to make such payment, and if any Covered Person does so, (i) such Covered Person shall be entitled to immediate reimbursement from the corporation for such payment and (ii) such payment shall be deemed a Collection Cost.

9.8.7  Court Contest.

9.8.7.1  Basic Contest Right.  If for any reason the corporation shall not pay the Full Amount Requested in any Payment Request on or before the Final Response Deadline, then the Requestor shall be entitled to obtain a determination from the court designated in Section 9.8.7.2 on any issue (herein called a “Contested Issue”) relevant to whether the corporation is obligated to pay any amount requested in any Payment Request on or prior to the Final Response Deadline.  The Requestor’s right to obtain a final Court Determination shall not be impaired to any extent by any determination by the corporation’s Board of Directors, stockholders or Designated Counsel, but rather the court shall not be bound or affected by any determination by the Board, stockholders or Designated Counsel which shall be adverse to the Requestor and shall be entitled to decide each Contested Issue as if no such adverse determination had been made.  The corporation shall not however be entitled to contest any determination by its Board, stockholders or Designated Counsel in favor of the Requestor.

9.8.7.2  Court.

(a)  Delaware State Courts.  If the Requestor shall request that any Contested Issue be determined by the Delaware state courts and shall submit to the jurisdiction of such courts, then the corporation shall be subject to the jurisdiction of such courts for purposes of resolving the Contested Issue, and such issue shall be decided by the Delaware Court of Chancery (or such other Delaware state court which shall have jurisdiction over the subject matter involved), provided that if either party shall make an appropriate appeal from a decision by the state court in Delaware by which such issue shall first be decided, the Contested Issue shall be resolved by the highest court which shall have decided such issue after all appeal rights shall have been exercised or shall have expired.

(b)  Delaware Federal Court.  If the Requestor shall request that any Contested Issue be determined by the United States District Court in the State of Delaware and shall submit to the jurisdiction of such court, then the corporation shall be subject to the jurisdiction of such court for purposes of resolving the Contested Issue, and such issue shall be decided by the United States District Court in the State of Delaware, provided that if either party shall make an appropriate appeal from a decision by the United States District Court in the State of Delaware by which such issue shall first be decided, then the Contested Issue shall be resolved by the highest court which shall have decided such issue after all appeal rights have been exercised or shall have expired.

(c)  Other Court.  If the Requestor shall not request that any Contested Issue be resolved in the courts specified in paragraph (a) or (b) in this Section 9.8.7.2, then the Contested Issue may be resolved by any court having jurisdiction over the Requestor, the corporation and the Contested Issue (including, but not limited to, any court specified in paragraph (a) or (b) of this Section 9.8.7.2 which has such jurisdiction).

9.8.7.3  Burden of Proof.  The burden of proof on each Contested Issue shall rest with the corporation.  Each court shall decide each Contested Issue in favor of the Requestor unless the corporation is able to establish in a clear and convincing manner that on the basis of the facts and the law involved such issue must be resolved in favor of the corporation.

9.8.7.4  Final Court Determination.  For purposes of this Article Nine, the term “Final Court Determination” as applied to any issue between the corporation and any other person means the decision rendered by the highest court having jurisdiction over such issue, the corporation and such other person which shall have decided such issue after all appeal rights shall have been exhausted or shall have expired.

9.8.8  Alternative Methods to Obtain Payment.  The purpose of this Section 9.8 is to prescribe one clear procedure which any Covered Person shall be entitled to use to seek to obtain any amount which may be due to such person from the corporation under or by reason of this Article Nine.  It is not intended however that this Section 9.8 preclude any Covered Person from pursuing any other procedure, or method or right which may be available to such Covered Person to obtain any payment which may be owed to such person by the corporation.

9.9           Collection Costs.  If the corporation shall fail to pay any amount requested in a Payment Request submitted by a Covered Person within ten days after the Request Date, then the Covered Person who shall have sought payment of the amount requested shall be entitled to receive from the corporation at the earlier of the time at which a Final Court Determination shall be rendered finding that the corporation is obligated to pay the amount requested or the time at which the amount requested shall be made all attorneys’ fees and other expenses reasonably incurred by any Covered Person to seek to obtain the amount requested.

9.10         Interest.

9.10.1  Basic Requirement.  The corporation shall pay interest on each amount owed by the corporation under this Article Nine at the time, to the person, and at the rate prescribed by this Section 9.10.

9.10.2  Accrual Period.

9.10.2.1  Indemnification Payments.  Interest shall start to accrue on any amount the corporation shall pay or shall be required to pay under this Article Nine other than a Collection Cost or interest on the eleventh day after the Request Date for such amount.  Without limiting by implication the generality of the preceding sentence, if the amount the corporation shall ultimately pay or be required to pay as a result of any Payment Request shall be less than the Full Amount Requested in such Payment Request (whether by reason of settlement, Final Court Determination or otherwise), then interest shall accrue on the amount the corporation shall ultimately pay or be required to pay beginning on the eleventh day after the receipt by the corporation of the Payment Request.

9.10.2.2  Collection Costs.  Interest shall begin to accrue on any Collection Cost at the time such Collection Cost shall have been paid by the person by whom it was incurred.

9.10.2.3  Compounding.  Interest accrued under this Article Nine shall compound at the beginning of each calendar quarter, i.e., on each January 1, April 1, July 1, and October 1.  Interest shall begin to accrue at the rate prescribed by Section 9.10.5 on all interest which shall have accrued prior to such date under this Article Nine but which shall not have been paid prior to such date.

9.10.2.4  End of Accrual Period.  Interest shall cease to accrue on any amount owed under this Article Nine when such amount shall be paid.  Unless the recipient of any payment made under this Article Nine shall otherwise agree in writing, such payment shall be applied first to satisfy interest owed to such recipient and the balance, after all accrued interest owed to such recipient shall have been paid, shall be applied to principal.

9.10.3  Due Date.  Interest accrued under this Section 9.10 shall be due and payable at the same time at which the amount on which it has accrued shall be due and payable.

9.10.4  Recipient.  The person entitled to receive payment from the corporation for any amount owed under this Article Nine shall also be entitled to receive interest which shall accrue on such amount.

9.10.5  Accrual Rate.  Interest shall accrue during any given calendar quarter at a rate exactly four percent per annum higher than the yield to maturity on treasury bills with a 13-week maturity sold by the United States government on the first day of such quarter (or if no treasury bills shall be sold on the first day of such quarter, on such treasury bills sold on the latest date on which treasury bills with a 13-week maturity shall have been sold by the United States Government prior to the first day in such quarter).  In the event for any reason the United States Government shall not sell treasury bills with a 13-week maturity within one month prior to the beginning of any calendar quarter, then interest shall accrue under this Section 9.10. for that quarter at a rate equivalent to the rate intended by this Section 9.10.5.

9.10.6  Secondary Interest.  In the event any Covered Person shall obtain a loan to provide funds to pay any amount for which such Covered Person shall be reimbursed by the corporation or be held in a Final Court Determination to be entitled to be reimbursed by the corporation or shall otherwise obtain credit in connection with such amount (such as arrangements under which charges for legal services for which the corporation shall pay or be obligated to pay under or by reason of this Article Nine are deferred by the lawyers providing those services in exchange for an interest charge running from the time the services generating the charges were rendered to the time at which payment for those charges is received), then the corporation shall be obligated to pay all interest which shall accrue on such loan or credit.

9.11         Direct Payments.  In any case in which a Covered Person would be entitled to receive reimbursement under this Article Nine for any amount if such amount were paid by such Covered Person to the person (herein called the “ultimate recipient”) to whom it shall be owed by the Covered Person, then the Covered Person may elect to direct the corporation to make the payment directly to the ultimate recipient, and if the Covered Person so directs, the corporation shall make such payment directly to the ultimate recipient in accordance with such direction.

9.12         Coverage Scope.  Every person who shall at any time serve as a director or officer of the corporation or who shall otherwise constitute a Covered Person under the definition provided in Section 9.6 shall be entitled to rely (and shall be conclusively presumed to have relied) upon the protection afforded by this Article Nine.  This Article Nine is expressly intended among other things to induce persons to serve the corporation or to continue to serve the corporation.  This Article Nine is expressly intended to constitute a contract between the corporation and every person who shall at any time serve as a director or officer of the corporation or who shall otherwise constitute a Covered Person under the definition provided in Section 9.6.  This Article Nine is expressly intended to provide protection on both a “claims incurred” basis and a “claims made” basis, and therefore (without limiting by implication the scope of the preceding provisions in this Article Nine): (i) no repeal or modification of any provision in this Article Nine or any right arising under this Article Nine shall be effective to take away or in any way impair any right which any person would have had under this Article Nine in the absence of such repeal or modification with respect to any liability or expense which such person would not have incurred but for any act or failure to act which shall have occurred prior to such repeal or modification or which shall otherwise arise out of such act or failure to act; (ii)  the termination of a person’s service as a director or officer of the corporation or the termination of any other Covered Service by any person shall not take away or in any way impair such person’s right to receive payments under this Article Nine; (iii)  a person shall be entitled to receive compensation to which such person is entitled under the provisions of this Article Nine even if the act or failure to act giving rise to the claim for such compensation shall have occurred prior to the time this Article Nine became part of the corporation’s Certificate of Incorporation; and (iv) if the corporation shall merge into any corporation or other entity, the successor corporation or other successor entity shall after such merger have all obligations which the corporation would have had under or by reason of this Article Nine if it had remained in effect and been assumed by the successor.

9.13         Separate Indemnification Contract.  Any officer of the corporation or any member of its Board of Directors shall have the right and power to execute on behalf of the corporation any written contract with any other person providing indemnification or other protection to such other person in connection with service by such other person as a director or officer of the corporation or in connection with any other Covered Service by such person, and any such contract shall be legal, valid and binding upon the corporation and shall be enforceable against the corporation in accordance with its terms to the maximum extent permitted by this Article Nine or by applicable law, if it shall be approved by a majority of the members of the corporation’s Board of Directors exclusive of the person to whom indemnification is provided by such contract.  The rights of any person under any particular contract made in accordance with the provisions of the preceding sentence shall not be impaired or eliminated (i) by reason of the fact that all or any one or more of the members of the Board who approved such contracts shall be parties to contracts affording them similar protection (regardless of when those other contracts shall have been approved or signed) or shall otherwise have been provided with protection similar to that provided in the particular contract or shall be subject to the same claims against which the particular contract is intended to protect or (ii)  for any other reason whatsoever.  It is expressly intended that each person with whom the corporation shall enter into a written contract to provide indemnification or other protection in connection with such person’s service as an officer or director of the corporation or in connection with other Covered Service by such person shall be entitled to rely upon (and shall conclusively be presumed to have relied upon) the rights which such contract purports to provide to such person.  No separate written contract shall however be necessary in order for any person to obtain any indemnification or payment to which this Article Nine purports to entitle such person, and any Covered Person who has no separate contact of any kind with the corporation shall be entitled to receive all indemnification, payments and other benefits which the provisions in this Article Nine other than this Section 9.13 purport to provide to such Covered Person.

9.14         Indemnification Hereunder Not Exclusive.  The rights to indemnification and payment provided by this Article Nine shall not be deemed exclusive of any other right of any kind which any person may have or at any time acquire under or by reason of any other provision in this Certificate of Incorporation, the corporation’s Bylaws, any agreement, any law or other action by any governmental authority, or otherwise.

9.15         Insurance.  The corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving in any other capacity with the corporation, any Employee Plan or any other organization against any expense, liability or loss whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the provisions of this Article Nine, under applicable law or otherwise.

ARTICLE TEN
AMENDMENTS

10.1         The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the General Corporation Law of the State of Delaware, and all rights conferred upon stockholders, directors and officers herein are granted subject to this reservation.